AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 5, 2000
                           REGISTRATION FILE NO. 333-43464


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM SB-2/A-1

                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933

                              (AMENDMENT NO. ONE)


                         The New World Power Corporation
                 ----------------------------------------------
                 (Name of Small Business Issuer in Its Charter)

         Delaware                         5149                   52-1659436
--------------------------------------------------------------------------------
       (State or Other              (Primary Standard          (I.R.S. Employer
Jurisdiction Incorporation     Industrial Classification     Identification No.)
     or Organization)                 Code Number)


   14 Mount Pleasant Drive, Aston, Pennsylvania 19014 Telephone (484) 840-0944
   ---------------------------------------------------------------------------
          (Address and Telephone Number of Principal Executive Offices)

               14 Mount Pleasant Drive, Aston, Pennsylvania 19014
--------------------------------------------------------------------------------
(Address of Principal Place of Business or Intended Principal Place of Business)

                          Frederic A. Mayer, President
                         The New World Power Corporation
                             14 Mount Pleasant Drive
                            Aston, Pennsylvania 19104
                                 (484) 840-0944

                                 With a Copy to:
                             Frank J. Hariton, Esq.
                              1065 Dobbs Ferry Road
                          White Plains, New York 10607
                                 (914) 674-4373
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Agent For Service)

Approximate Date of Proposed Sale to the Public From time to time after the effective date

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE


TITLE OF SECURITIES TO        AMOUNT TO BE      PROPOSED           PROPOSED           AMOUNT OF
BE REGISTERED                  REGISTERED       MAXIMUM            MAXIMUM          REGISTRATION
                                                PRICE              AGGREGATE             FEE**
                                               PER SHARE*       OFFERING PRICE*
------------------------------------------------------------------------------------------------
       Common Stock,           1,671,764          $.65               $1,086,646      $286.87
         par value
         $.01 per
           share
================================================================================================

* Based on the closing bid price of the Common Stock in the Electronic Quotation Service operated by the National Quotation Bureau on August 4, 2000.


** Calculated pursuant to Rule 457(h). All fees were be paid on the initial filing of this registration statement.


         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective in such date as the Commission, acting pursuant to said Section 8(a) shall determine.


CROSS REFERENCE SHEET
UNDER ITEM 501 (C) OF REGULATION S-B

ITEM AND NUMBER                                              LOCATION IN PROSPECTUS
---------------------------------------------------------------------------------------------------
1.    Front of Registration Statement                         Front of Registration Statement
      and Outside Front Cover of Prospectus                   and Outside Front Cover of Prospectus
2.    Inside Front and Outside Back                           Inside Front and Outside Back
      Cover Pages of Prospectus                               Cover Pages of Prospectus
3.    Summary Information and Risk Factors                    Prospectus Summary and Risk Factors
4.    Use of Proceeds                                         Use of Proceeds
5.    Determination of Offering Price                         Not Applicable
6.    Dilution                                                Not Applicable
7.    Selling Security Holders                                Selling Stockholders
8.    Plan of Distribution                                    Plan of Distribution
9.    Legal Proceedings                                       Legal Proceedings
10.   Directors, Executive Officers, Promoters                Management
      and Control Persons
11.   Security Ownership of Certain                           Principal Stockholders
      Beneficial Owners and Management
12.   Description of Securities                               Description of Securities
13.   Interest of Named Experts and Counsel                   Experts; Counsel
14.   Disclosure of Commission Position                       Not Applicable
      on Indemnification For Securities Act Liabilities
15.   Organization Within Last Five Years                     Not Applicable
16.   Description of Business                                 Business of the Company
17.   Management's Discussion and Analysis                    Management's Discussion and Analysis
      or Plan of Operation
18.   Description of Property                                 Business of the Company - Property
19.   Certain Relationships and Related Transactions.         Certain Transactions
20.   Market for Common Equity and Related                    Market for Common Equity and Related
      Stockholder Matters                                       Stockholder Matters
21.   Executive Compensation                                  Management - Executive Compensation
22.   Financial Statements                                    Financial Statements
23.   Changes in and Disagreements With                       Not applicable
      Accountants on Accounting and
      Financial Disclosure


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS

                         THE NEW WORLD POWER CORPORATION
                                  Common Stock
                                ($.01 par value)
                        1,671,764 Shares of Common Stock
                     Offered by Certain Selling Stockholders

          THIS PROSPECTUS RELATES TO 1,671,764 SHARES OF COMMON STOCK, WHICH CONSISTS OF:

(A) 636,364 SHARES ISSUED IN A PRIVATELY NEGOTIATED TRANSACTION WITH AN INVESTOR IN FEBRUARY 2000.

(B) 150,000 SHARES ISSUED IN CONNECTION WITH THE SETTLEMENT OF LITIGATION IN JANUARY 1999.

(C) 450,000 SHARES ISSUED IN CONNECTION WITH AN ACQUISITION IN MARCH 2000.

(D) 100,000 SHARES ISSUED IN CONNECTION WITH THE EXTENSION OF A CREDIT FACILITY IN JULY 1998.

(E) 120,000 SHARES ISSUED UPON EXERCISE OF OPTION IN JANUARY 2000.

(F) 215,400 SHARES ISSUED FOR SERVING AS A DIRECTOR OF THE COMPANY TO VARIOUS PERSONS IN JANUARY 1999 AND MARCH, 2000.

         The shares of Common Stock may be offered for sale, from time to time, by the Selling Stockholders or by donees, pledgees, transferees, or other successors in interest through ordinary brokerage transactions in the over-the-counter market, either directly or through brokers or to dealers, in private sales, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices. The Company will not receive any proceeds from the sale of the Common Stock by the Selling Stockholders. The Selling Stockholders, and not the Company, will pay or assume all applicable brokerage commissions or other costs of sale as may be incurred in the sale of such securities. See "Selling Stockholders" and "Plan of Distribution".

         The Company will assume no responsibility for the sale of the shares of Common Stock of the Selling Stockholders, nor can there be any assurances that a liquid trading market will exist for the sale of the shares of Common Stock to be offered by the Selling Stockholders. See "Risk Factors."


         The Company's Common Stock is traded in the over-the-counter market and is quoted on the Electronic Quotation Service operated by the National Quotation Bureau under the symbol "NWPC". On August 30, 2000, the closing price bid for the Common Stock on the Electronic Quotation Service was $.85 per share.


          ------------------------------------------------------------

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND SHOULD NOT BE PURCHASED BY INVESTORS WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS".

          ------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          ------------------------------------------------------------

               The date of this Prospectus is September __, 2000.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 5th Street, N.W., Washington, DC 20549, and at the Commission's regional offices located at 13th Floor, Seven World Trade Center, New York, New York 10048; 10960 Wilshire Boulevard, Suite 1710, Los Angeles, California 90024, and 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may be obtained from the Commission at 450 5th Street, N.W., Washington, DC 20549, at prescribed rates. The Company is an electronic filer under the EDGAR (Electronic Data Gathering and Retrieval) system maintained by the Commission. The Commission maintains a web site (http:/www.sec.gov.) on the Internet that contains reports, proxy and information statements and other information regarding Companies that file electronically with the Commission. In addition, reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, DC 20006.

         The Company has filed with the Commission a registration statement on Form SB-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement.

                              CAUTIONARY STATEMENT

         This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the securities Exchange Act of 1934. When used in this document, the words "anticipate", "estimate", "expect", "intend", and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements.

                               PROSPECTUS SUMMARY

THE COMPANY

         The New World Power Corporation ("New World" or the "Company") is an independent power producer that focuses on distributed power solutions, including renewable and modular generation facilities. The Company sells electrical capacity and energy to utilities under long-term and medium-term contracts.

         The Company is organized as a holding company. Each electric power generating facility or discreet group of generating facilities is owned by a separate subsidiary. Executive management, legal, accounting, financial and administrative matters are provided at the holding company level. Operations are conducted at the subsidiary level.

         The Company currently owns two wholly-owned subsidiaries, Wolverine Power Corporation ("Wolverine") and Modular Power Systems LLC ("Modular"). Both subsidiaries own and operate electric generation facilities in Michigan. Wolverine owns a 10.5 megawatt ("MW") hydroelectric plant near Edenville, Michigan; Modular owns 43 MW of mobile, trailer mounted and containerized diesel-fired electric generating facilities at three sites in Alma, Chelsea and Coldwater, Michigan. All power from the Wolverine and Modular facilities is sold to Consumers Power Company ("Consumers"), the regional regulated electric utility, under long-term and medium-term power purchase agreements ("PPA's").

          The Company expects to grow through acquiring or developing incremental modular and renewable electric power generating facilities. New World recently acquired Modular in March, 2000. It also expects to make additional acquisitions or developments of power plants or entities that own power plants within the next twelve months. There can be no assurance, however, that the Company can complete any acquisition or development on terms acceptable to the Company, if at all. In addition, there can be no assurance that the Company will be able to close any financings to enable it to make acquisitions or developments.

THE OFFERING

         Up to 1,671,764 shares are being offered by the Selling Security Holders. The Company will not receive any proceeds from the shares being offered.

SHARES OUTSTANDING

         Before and after the offering: 5,124,276

SUMMARY FINANCIAL INFORMATION

         The following table sets forth, for the periods and at the dates indicated, certain summary financial information for the Company. Such data have been derived from, and should be read in conjunction with, the financial statements of the Company, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this Prospectus.

                   CONSOLIDATED STATEMENT OF OPERATIONS DATA:

                                                                (Unaudited)
                                 Years ended                 Six months ended
                                 December 31,                     June 30,
                             1999           1998           2000           1999
                             ----           ----           ----           ----
Operating Revenue       $ 1,683,024    $ 2,574,465    $   993,191    $   773,815
Cost of Operations          905,807      1,333,765        335,553        312,784
                        -----------    -----------    -----------    -----------
Gross Profit                777,217      1,240,700        657,638        461,031
Project Development
Expenses                     27,614         93,354           --           32,673
Selling, General
and Administrative          774,094      1,171,699        357,142        397,678
                        -----------    -----------    -----------    -----------
Operating Income
(loss)                      (24,491)       (24,353)       300,496         32,623
                        -----------    -----------    -----------    -----------
Other Income
(expense)                   252,198        201,591       (132,692)        48,837
                        -----------    -----------    -----------    -----------
Income before taxes         227,707        177,238        167,804         81,510
Provision for taxes          10,000         14,007         10,000          2,500
                        -----------    -----------    -----------    -----------
Net income                  217,707        163,231        157,804         79,010
                        ===========    ===========    ===========    ===========
Basic and diluted
earnings per share      $      0.06    $      0.05    $      0.03    $      0.02
                        ===========    ===========    ===========    ===========
Average weighted
number of shares
of Common Stock
outstanding basic and
diluted                   3,797,912      3,479,012      4,880,220      3,797,912
                        ===========    ===========    ===========    ===========

                        CONSOLIDATED BALANCE SHEET DATA:

                                                                     (Unaudited)
                                             December 31,              June 30,
                                        1999             1998            2000
                                        ----             ----            ----
Working capital (deficit)            $ (827,249)    $ (339,373)    $ (4,888,459)
Total assets                          3,553,820       4,739,462      12,175,100
Total liabilities                     2,178,212       3,420,741       9,917,789
Stockholders' equity                  1,375,608       1,318,721       2,257,311

                  MANAGEMENT DISCUSSION AND PLAN OF OPERATIONS

INTRODUCTION

         The New World Power Corporation ("New World" or the "Company") is an independent power producer that focuses on distributed power solutions, including renewable and modular generation facilities. The Company sells electrical energy to major utilities under long-term and mid-term contracts.

         The Company is organized as a holding company. Each electric power generating facility or discreet group of facilities is owned by a separate corporate entity. Executive management, legal, accounting, financial and administrative matters are provided at the holding company level. Operations are conducted at the subsidiary level.

         The Company currently owns and operates two subsidiaries, Michigan based Wolverine Power Corporation ("Wolverine") and Modular Power Systems LLC ("Modular"). Each subsidiary owns and operates electric generation facilities. Wolverine owns a 10.50 megawatt hydroelectric plant near Bay City, Michigan; Modular owns 43 megawatts of mobile, trailer mounted and containerized diesel-fired electric generating facilities at three sites in Coldwater, Chelsea and Alma, Michigan. In June 2000, the Company exchanged the ownership of The New World Power Company Limited located in the United Kingdom for certain outstanding convertible notes. The New World Power Limited owned a 3-megawatt wind farm in England, known as Caton Moor.

SHORT TERM STRATEGY

         Over the next 12 months New World intends to apply its available resources to maintain positive earnings from its operating projects, while further attempting to consummate targeted acquisitions in its core markets.

         The Company will continue to maintain its efforts to hold down overhead and generate profits from existing operations. It also expects to complete another acquisition within the next twelve months. There can be no assurance, however, that the Company can maintain profitability or complete any acquisition on terms acceptable to the Company, if at all. In addition, there can be no assurance that the Company will be able to close any financings to enable it to make acquisitions.

FISCAL 1999 COMPARED TO FISCAL 1998

GENERAL

         The results of operations for 1999 compared to 1998 reflect continuity at the operating level. However, the effects of the Company's changes in business plans are quite notable at the selling, general and administrative expense level.

REVENUES

         Revenues decreased to $1.68 million in 1999 from $2.57 million in 1998 due to the end of Caton Moor's premium priced contract in the United Kingdom that expired at December 31, 1998. The amount of kWH produced in the UK, however, remained approximately the same between the years. Revenues in the United States at Wolverine remained constant between the years.

COST OF OPERATIONS

         Costs of operations decreased in 1999 to $0.9 million, as compared to $1.33 million during the previous year. The reduction is primarily due to the renegotiated operations and maintenance contract in the UK as well as decreased labor costs.

PROJECT DEVELOPMENT EXPENSE

         The Company continued curtailing its development efforts during the year to $27,614 in 1999 as compared to $93,354 during the previous year.

SELLING, GENERAL AND ADMINISTRATIVE

         These expenses were reduced during 1999 to $0.77 million, as compared to $1.17 million during the previous year. The reduction is due to the continued efforts of management to keep overhead costs to a minimum.

OTHER INCOME AND EXPENSES

         During the year ended December 31, 1999, the Company recorded other income-net of $252,198, as compared to $201,591 during the previous year. The 1999 other income is the result of an elimination of a contingency from a previously recorded asset sale resulting in additional income to the Company of $300,000, while the previous year other income was the result of gains on 1998 asset sales. In 1998, the Company recorded a gain of $335,073 on the sale of a Texas wind farm project.

         Interest expenses were $152,151 in 1999 as compared to the previous year's interest expense of $148,035. The Company's overall debt was reduced from prior year but the Company's effective interest rate on borrowings increased.

THE SIX MONTHS ENDED JUNE 30, 2000 AND JUNE 30, 1999

RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with the attached consolidated condensed financial statements and notes thereto and with the Company's audited financial statements and notes thereto for the fiscal year ended December 31, 1999.

REVENUES

         Revenues increased to $993,191 for the six months ended June 30, 2000 from $773,815 for the six months ended June 30, 1999. Revenues increased to $579,060 for the three months ended June 30, 2000 from $316,146 for the three months ended June 30, 1999. Such increases in revenues were due primarily to the increase in the revenues generated as a result of the Modular Power Systems acquisition.

SEASONALITY OF PROJECT REVENUES

         Hydroelectric generating revenues are seasonal. The spring in North America is the time of maximum hydroelectric output, while fall and winter also experience reasonable flows; the summer months are dry and generally unproductive. Hydroelectric power production can also vary from year to year based on changes in meteorological conditions. The Modular Power Systems project revenues are primarily generated during the months from June to September in accordance with its agreements.

COST OF OPERATIONS

         The costs of operations increased for the six months ended June 30, 2000 to $335,553 as compared to $312,784 during the six months ended June 30, 1999, primarily as a result of the increased costs associated with the Modular acquisition. The costs of operations decreased for the three months ended June 30, 2000 to $123,770 as compared to $161,481 during the three months ended June 30, 1999, primarily as a result of the Company's downsizing efforts in the UK. Wolverine's cost of operations remained constant between the years.

PROJECT DEVELOPMENT EXPENSE

         No project development expenses were incurred during the six months period ended June 30, 2000 or the three month period ended June 30, 2000 since the Company ended its development efforts, in line with the Company's strategy of eliminating development risk. Expenses incurred for the six month period ended June 30, 1999 was $30,680 and for the three month period ended June 30, 1999 was $9,145.

SELLING, GENERAL AND ADMINISTRATIVE

         These expenses were reduced during the six months ended June 30, 2000 to $357,142, as compared to $397,678 during the six months ended June 30, 1999. The decrease was primarily a result of a decrease in personnel at the corporate level. These expenses increased for the three months ended June 30, 2000 to $190,554, as compared to $154,362 during the three months ended June 30, 1999. Included in expenses for the three months ended June 30, 2000 were certain costs associated with the annual shareholders meeting and additional legal and professional fees pertaining to the proxy and annual report filings as well as the preparation of a registration statement.

OTHER INCOME AND EXPENSES

         During the six months ended June 30, 2000, the Company recorded other expense-net of $132,692, as compared to other income-net of $48,837 for the six months ended June 30, 1999. During the three months ended June 30, 2000, the Company recorded other expense-net of $99,427, as compared to other income-net of $51,029 during the three months ended June 30, 1999. Interest expense for the six months ended June 30, 2000 increased to $184,990 from $66,120 for the six months ended June 30, 1999. Interest expense for the three months ended June 30, 2000 increased to $147,101 from $34,368 for the three months ended June 30, 1999, in line with the incurring of additional debt for the acquisition of MPS. The other income for the six and three month periods ended June 30, 1999 was primarily a result of asset sales.

LIQUIDITY AND CAPITAL RESOURCES

         Historically, the Company finances its operations primarily from internally generated funds and third party credit facilities. Net cash flow provided by operations was $1,586,198 for the six month period ended June 30, 2000 and $402,338 was provided by operations for the six month period ended June 30, 1999.

         The Company held Convertible Subordinated Notes outstanding totalling $510,381. The Notes would have matured July 31, 2000, bore interest at 8.00% and were convertible into shares of the Company's common stock at a price of $8.75 per share. The Notes were in default at March 31, 2000.

In June 2000, the Company entered into a Definitive Agreement with the holders of the Notes. The Definitive Agreement provided for the Company to exchange its United Kingdom operations for cash and certain securities including all the outstanding Convertible Subordinated Notes and accrued interest thereon. The accrued interest as of the date of the exchange was $51,995 and the Company recorded an approximate $2,000 gain.

         The Company also has a convertible debt instrument which would provide up to $1.0 million to the Company. The convertible debenture matures on June 30, 2001. The convertible debenture requires interest only payments monthly until maturity and is convertible into the Company's common stock at $1.00 per share. The interest rate is 10.3% per annum.

         The Company believes that its cash flow from operations will be sufficient to fund foreseeable working capital and capital expenditure requirements. However, any restriction on the availability of borrowing under the line of credit could negatively affect the Company's ability to meet future cash flow requirements. The Company plans to grow through the acquisition of complementary businesses. A significant acquisition may require the Company to secure additional debt or equity financing. While the Company believes it would be able to secure such additional financing at reasonable terms, there is no assurance this would be the case.

                                  RISK FACTORS

THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. THEREFORE, PROSPECTIVE PURCHASERS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AFFECTING THE BUSINESS OF THE COMPANY, PRIOR TO MAKING ANY INVESTMENT THEREIN, AS WELL AS OTHER MATTERS SET FORTH ELSEWHERE IN THIS PROSPECTUS.

AVAILABILITY OF CAPACITY AT MODULAR

         Modular expects to receive the majority of its revenues from Consumers in the form of option payments received for providing standby capacity. In the event the Modular facilities are not available, Consumers may be entitled to "claw back" all or a portion of such option payments actually paid to Modular. Modular feels that is has taken adequate steps to assure that its equipment is in good working order and available for service to Consumers.

SEASONALITY OF REVENUES

         Hydroelectric electric generating revenues are seasonal. The spring in North America is the time of maximum hydroelectric output, while fall and winter also experience reasonable flows; the summer months are dry and generally unproductive. Hydroelectric power production can also vary from year to year based on changes in meteorological conditions.

REGULATION

         The Company is subject to federal and state energy laws and regulations and federal, state and local environmental laws and regulations in connection with the development and operation of its generating facilities.

NEED FOR ADDITIONAL FINANCING

         The Company's plans call for the acquisition or development of additional generating capacity. To execute these plans, the Company will be required to obtain additional financing. The availability of either debt or equity financing to the Company on reasonable terms can not be assured. If the Company is unable to obtain financing, it will not be able to effect its plans for growth.

COMPETITION

         There is intense competition among independent power producers ("IPPs") to obtain favorable PPA's with regulated electric utilities and other institutional purchasers of electrical power. Most IPPs are larger and better capitalized than the Company. Revenue derived from the Company's existing electrical generating facilities is sold under long-term or medium-term PPAs. Therefore, competition with respect to an existing electric generating facility with a PPA in place is generally not a significant business risk

         Competition for acquisitions of existing, operating electric power facilities is also significant. This competition may significantly reduce the Company's opportunity to successfully complete any incremental acquisitions. There are other companies in the business of owning, operating and acquiring electric power generation facilities that are larger and have more financial resources than the Company. Furthermore, other large, well-capitalized entities may choose to enter the industry, creating the potential for significant additional competition.

DEPENDENCE ON KEY EXECUTIVE OFFICERS AND OTHER QUALIFIED PERSONNEL

         The Company is greatly dependent upon the services of Frederic A. Mayer, its president. Mr. Mayer has an employment agreement with the Company that runs through January 2003. However, if the Company were to lose Mr. Mayer's services, no assurance is given that he could be replaced.

EFFECT OF PENNY STOCK RULES

         The Common Stock of the Company currently trades on the Electronic Quotation Service operated by the National Quotation Bureau ("Pink Sheets"). Under the Securities Enforcement and Penny Stock Reform Act of 1990, the Common Stock is defined as a "penny stock" because its market price is below $5.00. Additional disclosures are required related to the market for penny stocks and for broker-dealers to effect trades in a penny stock. In the absence of the Company's obtaining NASDAQ listing, the Common Stock and the liquidity of an investment in the Common Stock will be impaired. The Common Stock could not be included in NASDAQ unless, among other things, the price of the Common Stock came to exceed $3.00 per share. Accordingly, no assurance can be given that the Common Stock will be included in NASDAQ in the foreseeable future. Furthermore, even if the Common Stock were to be included in NASDAQ in the future, no assurance can be given that the Company will be able to comply with the criteria for continued listing which include, among other things, stockholders' equity in excess of $2,000,000 and assets in excess of $4,000,000. Consequently, the effect of these rules may restrict the ability of broker-dealers to sell the Common Stock and may affect the ability of holders of Common Stock to sell their shares in the secondary market.

POSSIBLE ILLIQUIDITY OF SHARES

         The market for the Company's Common Stock on the Pink Sheets has at times been limited and sporadic. The OTC market is smaller than other securities markets, and prices for OTC securities are not generally published in the news media. Information about the Company and transactions in the Company's shares may be more limited on the OTC market. The limitations of the trading market for the Company's Common Stock and of the OTC Bulletin Board may materially adversely affect the liquidity of the market for the Company's Common Stock.

LACK OF DIVIDENDS

                  The Company has never paid any dividends on its Common Stock and does not anticipate paying any dividends in the foreseeable future. Any future dividends on the Common Stock will be dependent on the earnings of the Company, if any, and its financial requirements.


                 MARKET FOR THE COMMON STOCK AND RELATED MATTERS

       There was no established public trading market for the Company's shares of common stock ("Common Stock") prior to October 23, 1992. After that date, the Common Stock was quoted on the National Association of Securities Dealers Automated Quotation ("NASDAQ") System under the symbol NWPC. On March 23, 1994, the Common Stock was approved for listing on the NASDAQ National Market System. In November 1996, the Common Stock was approved for listing on the NASDAQ Small Cap Market System. In July 1997 the Common Stock was delisted from the Small Cap Market System and is now trading in the Over-The-Counter ("OTC") market as indicated from time to time in the pink sheets under the symbol NWPC.

       The following table sets forth the high and low closing prices for the Common Stock as reported by NASDAQ during the periods shown below.

                                                        *High          *Low
          Quarter ended March 31, 1998                   .25            .06
          Quarter ended June 30, 1998                    .31            .06
          Quarter ended September 30, 1998               .37            .12
          Quarter ended December 31, 1998                .19            .19
          Quarter ended March 31, 1999                   .20            .06
          Quarter ended June 30, 1999                    .26            .06
          Quarter ended September 30, 1999               .75            .25
          Quarter ended December 31, 1999                .70            .18
          Quarter ended March 31, 2000                   .53            .18
          Quarter ended June 30, 2000                    .70            .45

       *The foregoing represents inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. As of June 30, 2000, there were approximately 395 holders of record of Common Stock.

       The Company has not paid any cash dividends on its Common Stock since its incorporation in June 1989.

                                 DIVIDEND POLICY

         The Company has never declared or paid any cash dividends and does not intend to do so for the foreseeable future. The Company currently intends to retain all earnings, if any, to finance the continued development of its business. Any future payment of dividends will be determined solely in the discretion of the Company's Board of Directors.

                                 USE OF PROCEEDS

         The Company will realize no proceeds on the sale of Common Stock by the Selling Stockholders.

                              SELLING STOCKHOLDERS

RELATIONSHIP OF SELLING SHAREHOLDERS WITH THE COMPANY

         None of the Selling Shareholders currently has, or within the past three years has had, any position, office, or other material relationship with the Company or any predecessor or affiliate of the Company except that: (a) Gerald R. Cummins, Herbert L. Oakes, Jr., Gerard Prevost, Lucien Ruby, Alan W. Stephens and Gregory J. Sunell, received the shares being sold as compensation for serving as directors of the Company and either are currently or have been directors of the Company within the last three years; (b) Dwight C. Kuhns is a former officer and director of the Company; (c) Alan J. Stephens and Gregory J. Sunell, directors of the Company, are officers and directors of Synex Energy Resources, Ltd., a selling stockholder ("SYNEX"); (d) Vitold Jordan is a former officer of the Company; and (e) John D. Kuhns, the Manager of the Strategic Electric Power Fund, LLC ("Strategic") was elected a director of the Company at its most recent annual shareholders meeting on May 17, 2000.

SALES OF THE SHARES BY SELLING SHAREHOLDERS

         None of the Selling Shareholders have advised the Company, and the Company is unable to predict, if, when, and the extent to which they intend to sell the shares being registered hereunder for their respective accounts. Notwithstanding the foregoing, for purposes of the following Selling Shareholders Table, all of the shares are deemed to be offered hereby by the Selling Shareholders for sale to the public (for purposes of the Selling Shareholders Table, the "Offering"). Based upon the foregoing assumption, the following Table sets forth: (i) the number of shares of Common Stock owned by each Selling Shareholder prior to the Offering (as of the date of this Prospectus); (ii) the number of shares which it is deemed are being offered for the account of each Selling Shareholder; (iii) the number of shares of Common Stock to be owned by each Selling Shareholder after the completion of the Offering (assuming that all of the Shares are offered and sold in the Offering); and (iv) based upon the foregoing assumptions, the percentage of the Company's Common Stock to be owned by each Selling Shareholder after completion of the Offering. There can be no assurance that any of the Selling Stockholders will offer for sale or sell any or all of the Common Stock offered by them pursuant to this Prospectus. Strategic Electric Power Fund, a Selling Stockholder, has demanded registration of its shares pursuant to a contractual right.

                         Number of      Number of      Number of      Percentage of
                         Shares Owned   Shares to be   Shares Owned   Common Stock
Name of Selling          Prior to the   Sold in the    After the      to be Owned After
Stockholder              Offering       Offering       Offering       the Offering
-----------              --------       --------       --------       ------------
Strategic Electric
Power Fund, LLC(1)         636,364         636,364            0              0%
Synex Energy
Resources, Ltd.(1)         155,000         100,000       55,000            1.1%
Dwight C. Kuhns            225,000(2)      150,000       75,000(2)         1.5%
Gerald R. Cummins           40,400          40,400            0              0%
Herbert L. Oakes, Jr.      451,851(3)       40,000      411,851            8.0%
Alan W. Stephens(1)         30,000          30,000            0              0%
Gregory J. Sunell(1)        30,000          30,000            0              0%
Gerard Prevost              35,000          35,000            0              0%
Lucien Ruby                 35,000          40,000            0              0%
Robert Evans               225,000         225,000            0              0%
Thomas Waters              225,000         225,000            0              0%
Vitold Jordan              381,133         120,000      261,133            5.1%

(1) Messrs. Stephens and Sunell are respectively Chief Executive Officer and Vice President of SYNEX.

(2) Includes 75,000 shares issuable upon exercise of an option at $2.00 per share.

(3) Includes warrants to purchase 191,323 shares held by Mr. Oakes directly or through various ventures controlled by him.

                              PLAN OF DISTRIBUTION

         As at the date hereof, none of the Selling Security Holders have advised the Company if, when, and to what extent they intend to sell any of their shares. In addition, none of the holders of the securities which may be exercised for, or converted into, the shares have advised the Company if, when, and to what extent they intend to acquire the Shares and, if they do so, their intentions respecting the offer and resale of such shares to the public.

         Commencing as at the date of this Prospectus, all of the Shares may be offered and sold by the Selling Shareholders. None of the proceeds from any sales of the Shares will be received by the Company. The Selling Shareholders may make such sales or resales from time to time as market conditions permit in transactions that may take place in the over-the-counter market, including block trades, ordinary brokers' transactions, privately negotiated transactions or through sales to one or more broker/dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with sales or resales of Shares pursuant to the Registration Statement of which this Prospectus is a part, a Selling shareholder offering such Shares and brokers and dealers who participate in the offer and sale of the shares may be deemed "underwriters" as such term is defined in the Securities Act. In addition, persons using this Prospectus in the offer and sale of the Shares will be deemed to be engaged in a "distribution" of the Shares as such term is defined in Regulation M under the Exchange Act, and will be required to comply with Regulation M with respect to contemporaneous market activity and other provisions of such Regulation.

         As at the date of this Prospectus, none of the Selling Shareholders intends to utilize the services of an underwriter in any distribution of the Shares, should such distribution occur, except insofar as any securities dealer executing a sell order for any of them may be deemed an underwriter as that term is defined in the Securities Act. Further, it is intended that if and when any of the Shares are sold through a dealer, no more than the ordinary and customary brokerage commission will be paid. Shares purchased by dealers for their own accounts may be re-offered from time to time at prices obtainable and satisfactory to such dealers. The names of any participating brokers or dealers, any applicable commissions or discounts and the net proceeds to the Selling Shareholders from such sale will be set forth in an applicable Prospectus Supplement, as required.

         The Registration Statement, of which this Prospectus forms a part, must be current at any time during which a Selling Shareholder sells any of the shares. Any material changes which the Company, in its sole discretion, determines should be disclosed prior to the sale of any of the shares will be set forth in an accompanying supplement to this Prospectus (the "Prospectus Supplement"). The Company will bear all expenses (other than underwriting discounts and selling commissions, state and local transfer taxes, and fees and expenses of counsel or other advisors to the Selling Shareholders) in connection with the registration of the shares.

         The Company has agreed to bear the costs of registering the shares of Common Stock offered hereby under the Securities Act of 1933, as amended.

         Each Selling Shareholder will deliver a Prospectus in connection with the sale of shares of Common Stock offered hereby.

         On or prior to the effective date, each of the Selling Stockholders as a condition to the inclusion of his shares herein shall be required to represent and warrant to, and agree with the Company that, during such time as he or she may be engaged in a distribution of the shares of Common Stock offered hereunder, such Selling Stockholder will, among other things, (a) not engage in any stabilization activity in connection with the Company's securities, (b) furnish each broker or dealer through whom or which he offers securities copies of the Prospectus, as may be required, (c) inform such broker or dealer as to the number of shares of Common Stock he is selling, that such securities are part of a distribution and that he is subject to the provisions of Regulation M of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended ("Exchange Act"), (d) report weekly to the Company all sales, pledges and other dispositions of the shares of Common Stock covered hereby if any such shall have occurred, and (e) not bid for, or purchase, any Company securities other than as permitted under the Exchange Act.

         Each of the Selling Stockholders has been advised by the Company that he or she may not, during any period during which the shares of Common Stock are being offered, use or disseminate information concerning the Company other than this Prospectus. In addition, each of the Selling Stockholders has confirmed that he has no material adverse information with regard to the current and prospective operations of the Company except as may be disclosed in this Prospectus, and that the reason prompting the sale of any securities by any Selling Stockholder is to realize cash from time to time for investment, business or personal reasons.

         The Company has agreed that it will furnish the Selling Stockholders a reasonable number of copies of this Prospectus.

                             BUSINESS OF THE COMPANY

         New World is an IPP that focuses on distributed power solutions, including renewable and modular generation facilities. The Company sells electrical energy and capacity to utilities under long-term and medium-term contracts.

         The Company is organized as a holding company. Each electric power generating facility or discreet group of generating facilities is owned by a separate subsidiary. Executive management, legal, accounting, financial and administrative matters are provided at the holding company level. Operations are conducted at the subsidiary level.

         The Company currently has two wholly-owned subsidiaries, Wolverine and Modular. Both own and operate electric generation facilities in Michigan. Wolverine owns a 10.5 MW hydroelectric plant near Edenville, and Modular owns 43 MW of mobile, trailer mounted and containerized diesel-fired electric generating facilities at three sites in Alma, Chelsea and Coldwater. All power from the Wolverine and Modular facilities is sold to Consumers under long-term and medium-term PPA's.

         This Prospectus contains "forward looking statements" within the purview of the federal securities laws. There are numerous risks and uncertainties surrounding the Company's business plan. There can be no assurance that the Company will be successful in implementing its business plan, nor can it be determined with certainty whether the Company will have sufficient capital to fund operations. In addition, there can be no assurance that the Company can maintain profitability or complete any acquisitions or developments on terms acceptable to the Company, if at all.

HISTORY

         The Company was incorporated in Delaware in 1989. Following an initial public offering of its securities in 1992, the Company focused on renewable energy, including wind farms and hydroelectric plants, selling their electrical power to electric utility companies under long-term PPAs. However, renewable-based electric power generating facilities historically have been more expensive forms of generation. Typically, these forms of generation have required acceptance by and participation with regulated electric utilities based on their benign environmental benefits. As deregulation of the electric power industry became more pronounced in the mid-1990's, these regulated electric utilities were unwilling or unable to participate in renewable power generating facilities to the same extent as they had previously. As a result, New World's historical renewable power business suffered. From 1996 through 1998, the Company sold a majority of its assets and also repaid a majority of its liabilities, including over $20 million in non-project related debt and over $8 million in project related debt. The Company's securities were delisted from NASDAQ; however, the Company's stock remains publicly traded in the "OTC" market, as reflected from time to time in the so-called pink sheets.

NEW OPPORTUNITIES FROM DEREGULATION

         The deregulation of the domestic electric power industry has intensified, and new opportunities have arisen for the Company. In particular, New World's management believes that many regulated electric utilities will face shortages of electric capacity and energy in certain sectors of their service territory for periods of time over the next 5 to 10 years. New World intends to arrange to meet these needs by obtaining and owning relatively small, modular generating units that can be easily mobilized and de-mobilized.

         Therefore, after three years of selling assets and paying down liabilities, New World recently has begun to expand again. In March 2000, New World acquired all of the shares of Modular, a Michigan limited liability corporation.

         Modular owned two completed generating facilities, at Coldwater and Chelsea, Michigan and a project to be constructed at Alma, Michigan. These facilities are powered by mobile, trailer-mounted or skid-mounted diesel generating equipment provided by the Caterpillar Corporation ("Cat"). In addition, Modular was discussing incremental power generation facilities with Consumers.

         New World paid $1.8 million in cash for Modular, issued 450,000 shares of Common Stock, and assumed approximately $4.5 million of Modular's existing debt. The Company improved the plant configurations of Chelsea and Coldwater, and constructed the Alma facility. All improvements and new construction were done on a timely basis so as to enable Modular to meet its obligations under its Consumers PPA, which calls for Modular to be available to deliver capacity from Chelsea and Coldwater by June 1, 2000 and to deliver capacity from Alma by July 1, 2000.

                             FACILITIES IN OPERATION

         The Company currently owns two wholly-owned subsidiaries, Wolverine and Modular, each of which owns and operates certain electric power-generating facilities. Each facility is located on a site that is owned or leased on a long-term basis by a Company subsidiary. The facilities produce electricity that is sold to utilities under long-term and mid-term PPAs.

                                               APPROXIMATE
                                               POWER
SUBSIDIARY          LOCATION         TYPE      CAPACITY       PURCHASER      STATUS
----------          --------         ----      --------       ---------      ------
Modular        Alma, Chelsea, and
               Coldwater, Michigan   Diesel     43 MW         Consumers     Operating

Wolverine      Edenville, Michigan   Hydro      10.5 MW       Consumers     Operating

WOLVERINE

         Wolverine Hydroelectric Facilities. Wolverine owns four hydroelectric facilities on the Tittabawassee River located near Edenville, Michigan. The facilities were constructed between 1923 and 1925. One of the facilities was substantially rebuilt in 1945. The others contain original turbine-generators and power plant equipment. The facilities have a combined generating capacity of approximately 10.5 MW. Wolverine's current ten-year moving average production rate for these facilities is approximately 32.7 million kilowatt-hours ("kwh") per year.

         The power generated at Wolverine is sold to Consumers pursuant to a PPA that expires in May 2023, but provides for re-negotiation of the energy and capacity prices every ten years. Commencing in 1996, when the Wolverine contract was up for re-negotiation, the Company declined to enter into a new, ten-year price agreement with Consumers, believing that it would be able to negotiate better rates in the future. The Company believes that the current Wolverine rates of approximately three cents per kwh are the lowest among the non-utility generators ("NUGs") in the state.

         The development and ownership of hydroelectric power facilities, like Wolverine, in the United States is governed by the Federal Energy Regulatory Commission (the "FERC"). In general, all hydroelectric facilities on navigable waterways must apply for, and receive, licenses. Wolverine applied for its licenses in 1989 and in September 1998, 30-year licenses to own and operate the facilities were granted. The licenses stipulate certain operating and water flow regime conditions. According to these conditions, the Company is required to modify its method of operation to release a minimum daily flow of water. The effect of the required modifications is not material on the financial results of operations.

         Wolverine employees perform the operations, maintenance and management of the four facilities, while major repairs are outsourced.

MODULAR

         Modular Diesel Facilities. Modular owns three generating facilities in Alma, Chelsea, and Coldwater, Michigan.

         The Alma facility is a 18.25MW facility, housed in a permanent, 6,000 square foot Butler-type building in the Alma North industrial park. The Alma generating equipment consists of 5 Cat 3516 diesel engines, two combustion turbines and related switchgear. While the Alma facilities are housed in a permanent facility, they are all skid mounted, and can be mobilized in approximately one week.

         The Chelsea facility is a 3.4 MW facility consisting of 3 trailer mounted Cat 3512's and related switchgear. The trailer mounted generating equipment at Chelsea can be mobilized in one day.

         The Coldwater facility is a 20 MW facility consisting of 10 trailer mounted Cat 3516's and related switchgear. The trailer mounted generating equipment at Coldwater can be mobilized in one day.

         Capacity and energy from the Alma, Chelsea, and Coldwater facilities is sold to Consumers under 3 identical PPA's that expire in 2005. Under these PPA's, Modular is obligated to be available for the delivery of standby capacity and energy from its facilities from June 1 to October 1 of each year of the PPA. Consumers is obligated to make an approximately $1.1 million capacity payment to Modular with respect to Alma facility in January of each year, and an approximately $1.3 million capacity payment to Modular with respect to the Chelsea and Coldwater facilities in May of each year. In addition, Consumers is obligated to pay for up to 400 hours of energy from each facility annually at a rate of $0.06 per kwh adjusted for fuel prices. Modular is not obligated to sell more than 400 hours of energy to Consumers from each of its facilities in each calendar year.

         The Company also expects to generate "rental revenues" with respect to its Alma, Chelsea, and Coldwater facilities in the off season. After October 1, and prior to June 1, the Company expects to seek parties interested in paying it rental revenue for any or all of its Modular facilities.

POTENTIAL ACQUISITIONS OR ADDITIONAL DEVELOPMENTS

         The Company is currently negotiating with various parties for the right to acquire, install or develop certain additional, diesel powered electric generation at various sites in Michigan and elsewhere. There can be no assurance that it will obtain the agreements it needs in order to successfully implement these new facilities, or that the Company can obtain the related required financing.

NON-CORE ASSET SALES COMPLETED IN 1999 AND 2000

         New World completed the sale of its last non-core power generation assets in 1999 and 2000 as follows:

                                                      APPROXIMATE
                                                      POWER
NAME                LOCATION                TYPE      CAPACITY       PURCHASER      YEAR OF SALE
----------          --------                ----      --------       ---------      ------------
Caton Moor       Lancastershire, England    Wind        3.00 MW          NORWEB          2000
Makani Uwila     Oahu, Hawaii               Wind       10.30 MW          HECO            1999
Altamont         Altamont Pass, CA          Wind       20.00 MW          PG&E            1999

OTHER INVESTMENTS

         The Company previously owned an 11% interest in Northern Power Systems, a Vermont-based manufacturer of renewable power generating equipment ("Northern Power"). In 1999, the Company's interest in Northern Power was redeemed under the terms of the investment, whereby the Company received $1.00 per share for each of its Preferred Shares. A total of $129,643 was received by the Company.

REGULATION

         The Company is subject to federal and state energy laws and regulations and federal, state and local environmental laws and regulations in connection with the development and operation of its generating facilities.

DOMESTIC REGULATION

         Federal Regulation: Pursuant to authority granted to the FERC under the Public Utility Regulatory Policy Act ("PURPA"), the FERC has promulgated regulations which generally exempt small power production facilities with capacities of less than 30 MW from the provisions of the Federal Power Act ("FPA") (except for licensing requirements applicable to hydroelectric projects and certain other matters), the Public Utility Holding Company Act ("PUHCA"), and state laws respecting rates and financial and organizational regulation of electric utilities. All of the Company's hydroelectric and wind power generating facilities are believed to be entitled to the full range of regulatory exemptions available under PURPA. The Wolverine facilities are subject to licensing regulation pursuant to the Federal Power Act.

         The Energy Policy Act ("EPACT") amended PUHCA to allow IPPs, under certain circumstances, to own and operate eligible facilities not exempted by PURPA in the United States or foreign countries without subjecting these producers to registration or regulation under PUHCA and without jeopardizing the qualifying status of their existing exempt projects. A company exclusively in the business of owning or operating generating facilities and selling electricity at wholesale or retail in a foreign country is also eligible for this exemption, as long as neither the company nor its subsidiaries sell electricity to retail customers within the United States.

         In the absence of exemptions from the regulations discussed above, the activities of the Company would be subject to a pervasive framework of federal and state regulation applicable to public utilities, including regulation of power sales prices, encumbrances of property, accounting practices and all other activities deemed necessary and convenient in the regulation of public utilities. Should this occur, the Company could be subject to regulation as a public utility holding company under PUHCA, which would have a material adverse effect on the Company's business. The Company intends to conduct its operations so that it continues to qualify for the applicable exemptions under PURPA and PUHCA and has no reason to believe that these exemptions will be changed by legislative or regulatory action. Congress now has under consideration legislation that would reduce or eliminate the PUCHA restrictions.

         State Regulation: State public utility commissions ("PUCs") have broad authority to regulate both the price and financial performance of electric utilities. Since a power sales contract will become a part of a utility's cost structure (and therefore is generally reflected in its rates), power sales contracts between an IPP, such as the Company, and a regulated utility, some PUC's assert and exercise the right to approve these contracts at the outset.

         Local Regulation: Local governments in certain jurisdictions require wind farm operators to apply for and obtain permits before erecting and installing wind turbine generators. Applications may be considered at a public hearing. The permits generally terminate after a fixed period of time, although the permits are revocable for cause. Permits frequently contain numerous conditions, including safety setback requirements, noise setback requirements, environmental requirements and annual reporting requirements. The Company believes that it has or will be able to obtain and renew all necessary permits subject to any requirements relating to the siting and operation of each individual wind farm that it may acquire or develop.

         Environmental Regulation: The Company is subject to environmental laws and regulation at the federal, state and local levels in connection with the development, ownership and operation of its electrical generating facilities. The laws and regulations applicable to the Company primarily involve environmental concerns associated with the siting of wind power generating facilities such as noise, visibility of wind turbines and threats to endangered or migratory birds or wildlife. Many of such laws and regulations require that wind turbines be located in remote areas or shielded from view, that turbines not be located in flyways or in areas where endangered species might be threatened, or that other mitigating actions be implemented. The Company believes that its existing electric generating facilities are in compliance with such environmental laws and regulations. If such laws and regulations are altered, however, and the Company's facilities are not exempted therefrom, the Company may be required to incur significant expenses to comply with such laws and regulations. Furthermore, the existence of certain environmental laws and regulations may have an adverse effect on the Company's ability to find suitable sites for new renewable energy generating facilities, although generally speaking suitable wind resource areas are not near residential areas.

INTERNATIONAL REGULATION

         The Company only engages in business in countries that have statutes which currently permit the private production and sale of electricity. All the countries in which the Company is currently doing business have such laws. Certain countries have restrictions on the percentage of a stock a foreign corporation may own of a domestic corporation and certain countries require permission of the government to own more than a designated percentage of stock in a domestic corporation. The Company complies with all such requirements.

COMPETITION

         Revenue derived from the Company's existing electrical generating facilities is sold under PPAs. Therefore, competition with respect to an existing electric generating facility with a PPA in place is generally not a significant business risk, with the notable exception of future energy prices.

         However, competition for acquisitions of operating electric power facilities is significant. This competition may significantly reduce the Company's opportunity to make any such incremental acquisitions. There are other companies in the business of owning, operating and acquiring electric power generation facilities that are larger and have more financial resources than the Company. Furthermore, other large, well-capitalized entities may choose to enter the industry, creating the potential for significant additional competition.

EMPLOYEES

         As of December 31, 1999 and 1998, the Company and its subsidiaries employed 6 and 8 people on a full time basis, respectively. New World also contracts with veteran industry consultants from time to time for project evaluation, restructuring and financing services and advice.

PROPERTIES

         The Company leases office space for executive and administrative functions at 14 Mount Pleasant Drive, Aston, PA 19014, under a six month lease agreement with month to month extensions.

         Wolverine. Wolverine owns approximately 4,000 acres of land, most of which is under water, in Gladwin and Midland counties in Michigan. Wolverine's dikes, dams, spillways and power plants are located on this property. Operating and maintenance personnel are based in a 1,000 square foot Wolverine-owned building and a 5,000 square foot maintenance and storage facility in Edenville, Michigan.

         Modular. Modular owns approximately four acres of land in Alma Michigan. The Company leases facilities at Coldwater for $15,000 per year and pays $1 per year for its Chelsea facility.

Altamont Wind Farm. The Altamont Wind Farm was located on approximately 4,000 acres of leased land in the Altamont Pass, California. The Company owned approximately 305 miles of power lines, one substation and a 5,000 square foot maintenance building on the property. This property was sold in 1999.

Makani Uwila Wind Farm. The Makani Uwila Wind Farm was located on approximately 65 acres of leased land on Oahu, Hawaii. Operations at this facility discontinued in 1996 and the project interest was sold in 1999.

Caton Moor Wind Farm. The Caton Moor Wind Farm was located on approximately 100 acres of leased land in Caton Moor, Lancashire, England. This property was sold in 2000.

LEGAL PROCEEDINGS

         On November 12, 1996, Dwight Kuhns, (ex-president of the Company) commenced an action against New World in the Superior Court, Alameda County, California. The action sought damages under a consulting agreement that Mr. Kuhns had entered into with the Company at the start of January, 1996, following the termination of his employment with the Company on December 31, 1995.

         After trial, the plaintiff was awarded $967,000 in contractual damages and $1,000,000 in punitive damages on July 24, 1998. The Company entered into a settlement agreement with the plaintiff on January 1, 1999. An agreement was made that upon payment of $375,000 and delivery of a $275,000 note together with 150,000 common shares and 75,000 warrants to purchase shares at $2 each, the Company will obtain full satisfaction of the judgement. The Company has made all the required payments under the settlement agreement, and a balance of approximately $165,000 remains outstanding on the note at December 31, 1999.

                                   MANAGEMENT

         The directors and executive officers of the Company are as follows:

 NAME                              AGE                 POSITIONS HELD
 ----                              ---                 --------------
John D. Kuhns                      50                  Director
Frederic A. Mayer                  42                  Director and President
Herbert L. Oakes, Jr.              53                  Director
Alan W. Stephens                   71                  Director
Gregory J. Sunell                  41                  Director
Mary Fellows                       36                  Secretary

         JOHN D. KUHNS, DIRECTOR. John D. Kuhns, age 50, is not presently a director. Mr. Kuhns is President of Kuhns Brothers, Inc. ("KBI"), an investment firm whose affiliates include a licensed broker/dealer and member of the National Association of Securities Dealers, Inc., and a registered investment advisor. Mr. Kuhns is the founder of the Company. From April, 1989 until February, 1996 he was its Chairman and Chief Executive Officer. Mr. Kuhns received a bachelor's degree from Georgetown University, a Master of Fine Arts from the University of Chicago and an M.B.A. from Harvard University.

         FREDERIC A. MAYER, PRESIDENT AND A DIRECTOR. Mr. Mayer, age 42, was appointed to the Board in 2000. From May 1998 to early 2000, Mr. Mayer has served as Vice President - Finance and Secretary/Treasurer of the Company. Prior to May 1998, Mr. Mayer acted as the Managing Director of Mayer and Associates and prior to 1995, Mr. Mayer was president of O'Brien Energy Services Company. Previously, Mr. Mayer was a manager of Coopers and Lybrand. Mr. Mayer graduated from Pennsylvania State University and is a certified public accountant. Mr. Mayer was promoted to president in early 2000 (See Note 16 of Notes to Financial Statements for Subsequent Events).

         HERBERT L. OAKES, JR, DIRECTOR. Mr. Oakes, age 53, has been a director since 1993. He has served as Managing Director of Oakes, Fitzwilliams & Co. Limited ("OFCO"), a member of the Securities and Future Authority Limited and the London Stock Exchange, since 1988. Mr. Oakes is also President of H.L. Oakes & Co., Inc., a corporate advisor and dealer in securities, which he founded in 1982. He also serves on the board of directors of Shared Technologies, Inc. and Harcor Energy, Inc. He is also a Director/Chairman of Independent Energy. Mr. Oakes received a BA in Economics from the University of the South.

         ALAN W. STEPHENS, DIRECTOR. Mr. Stephens, age 71, has been a director since 1998. During the past five years, Mr. Stephen's served as the Chairman of the Board and CEO of Synex International Inc ("SYNEX"), a Toronto stock exchange company that is active in development and operation of electrical power facilities and development and marketing of computer software products. Mr. Stephens received a B Eng. from the University of Western Australia in 1951, completed BA studies at McGill University in 1964 and is a member of the Professional Engineers and Geoscientists of British Columbia.

         GREGORY J. SUNELL, DIRECTOR. Mr. Sunell, age 47, has been a director since 1998. During the last five years, Mr. Sunell has acted as vice-president and Secretary-Treasurer of SYNEX. Mr. Sunell received a Bachelors of Engineering from the University of British Columbia in 1995 and is a member of the Professional Engineers and Geoscientists of British Columbia.

         MARY E. FELLOWS, SECRETARY. Ms. Fellows, age 36, is Secretary of the Company. She is a Vice President of KBI. Ms. Fellows was previously an officer and assistant secretary of the Company from 1993 to 1996.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

       The following table sets forth, for the fiscal years indicated, all compensation awarded to, earned by or paid to the four most highly compensated executive officers of the Company other than the CEO whose salary and bonus exceeded $100,000 with respect to the fiscal year ended December 31, 1999 and 1998 and who were employed by the Company during the fiscal year ended December 31, 1999 (together with the CEO, the "Named Executive Officers"):

                               ANNUAL COMPENSATION

NAME AND                                                  TERMINATION/
PRINCIPAL POSITION                 YEAR       SALARY          BONUS
------------------                 ----       ------      ------------
Vitold Jordan CEO                  1999      $125,000       $104,167
                                   1998        73,000         25,000

Fred A Mayer VP - Finance          1999      $108,000       $ 45,000
                                   1998        63,000         25,000

OPTION GRANTS TABLE

         The following table sets forth certain information regarding stock option grants made to each of the Named Executive Officers during the fiscal year ended December 31, 1999 and 1998:

                               INDIVIDUAL GRANTS
                                                                                  POTENTIAL REALIZABLE
                                                                                        VALUE AT
                     NUMBER OF      % OF TOTAL                                       ASSUMED ANNUAL
                     SECURITIES     OPTIONS                                       RATES OF STOCK PRICE
                     UNDERLYING     GRANTED TO                                        APPRECIATION
                     OPTIONS        EMPLOYEES       EXERCISE        EXPIRATION       FOR OPTION TERM
NAME                 GRANTED (#)    FISCAL YEAR     PRICE ($/SH)    DATE              5%($) 10%($)
---------------      -----------    -----------     ------------    ----------        ------------
Vitold Jordan        125,000        55.56%          $ .30              (1)
Granted 1998                                                                            --    --
Fred Mayer           100,000        44.44%          $ .30              (1)
Granted 1998                                                                            --    --

(1) Earlier of seven years or termination from the Company.

(2) During 2000, Mr. Mayer was granted an additional 120,000 options at $.65 pursuant to his employment agreement, dated March 1, 2000. See. "Compensation-Employment Agreement"

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUE

         The Company accounts for its stock based compensation using the intrinsic value method prescribed by APB Opinion No. 25, whereby no compensation cost for stock options is recognized for stock option awards granted at or above market value.

         The weighted average fair value of options granted during 1998 estimated on the date of grant using the Black-Sholes option pricing model was $.06. The estimate was computed using dividend yield of 0%, expected volatility of .70%, risk free interest rate of 5.4% and expected life of seven years.

LONG-TERM INCENTIVE AND PENSION PLANS

         In April 1993, the Company adopted the 1993 Stock Incentive Plan (the "1993 Plan") which was approved by the Company's stockholders in May 1993. The 1993 Plan replaced the Company's previous stock option plan, the 1989 Stock Incentive Plan (the "1989 Plan"), except as to options outstanding under the 1989 Plan. Under the 1993 Plan, the Company may reward to employees, directors and consultants of the Company and its subsidiaries incentive and non-qualified stock options, stock appreciation rights, restricted stock grants, performance awards and any combination of any or all of such awards. The Board of Directors has delegated its powers under the 1993 Plan to its Compensation Committee (the "Compensation Committee"). Awards may not be granted under the 1993 Plan after December 31, 2003.

An aggregate of 500,000 shares of Common Stock may be issued under the 1993 Plan, except that any shares as to which awards granted under the 1989 Plan may lapse, expire or be canceled be available for issuance under the 1993 Plan. If any awards expire or terminate for any reason, the shares subject to such awards are again available for future awards under the 1993 Plan. Awards are not transferable except by will or the laws of descent and distribution. Whether an award may be exercised after termination of employment is determined by such Committee, subject to certain limitations.

EMPLOYMENT AGREEMENTS

         Mr. Mayer was promoted to the position of President in March 2000, under a new three-year employment agreement, dated March 1, 2000 which provides for a base salary of $132,000 per year with increases to $144,000 and $156,000 per year based upon the Board's determination that certain performance criteria have been met. If Mr. Mayer's employment is terminated by the Company without cause, than Mr. Mayer is entitled to receive one year's compensation as a severance payment and all of his stock options shall vest. In connection with his new employment agreement, Mr. Mayer was granted 120,000 options of three year's duration with an exercise price of $.65 which vest over 36 months.

         Mr. Fred Mayer was previously the Vice President-Finance of the Company pursuant to a renewable, two-year, employment agreement commencing May 1, 1998. His compensation was set at $108,000 base per annum plus an annual bonus based upon performance determined by the Board. Upon execution of the employment contract, Mr. Mayer received a past performance bonus of $25,000 and was awarded 100,000 options to purchase Common Stock at 30 cents each, one third vesting at signature and the balance over two years.

         Previously, Mr. Vitold Jordan had been the CEO of the Company pursuant to a renewable, two-year, employment agreement commencing May 1, 1998. His compensation was $125,000 base per annum plus an annual bonus based upon performance determined by the Board. Upon execution of the employment contract, Mr. Jordan received a past performance bonus of $25,000 and was awarded 120,000 options to purchase Common Shares at 30 cents each, one third vesting at signature and the balance over two years. Prior to May 1, 1998 and since August 1996 Mr. Jordan acted as the Interim CEO of the Company pursuant to a management services contract between the Company and the Dominion Bridge Corporation, his former employer ("DBCO"). During that time, being an employee and officer of DBCO, Mr. Jordan did not receive any direct compensation from the Company. Effective January 31, 2000, Mr. Jordan's contract was terminated.

BOARD OF DIRECTORS REPORT ON EXECUTIVE COMPENSATION

         This report, prepared by the Company's Board of Directors, addressed the Company's compensation policies with respect to its executive officers for the fiscal year ended December 31, 1999 and 1998.

         Salary. The Compensation Committee is responsible for determining the salaries of all executive officers of the Company. Salaries paid to executive officers reflect their responsibilities, diligence and determination in working toward the achievement of established corporate objectives. Management compensation guidelines were established by the Compensation Committee in consultation with independent advisors with experience in the field.

         Stock Incentives. The Compensation Committee has full power, discretion and authority in administering the Company's 1993 Stock Incentive Plan. The Committee believes that stock ownership by employees, including officers, of the Company, is important as a means of rewarding outstanding performance and promoting the achievement of long-term corporate goals by giving those persons a greater proprietary interest in the Company. No options were granted to officers or employees of the Company in 1999.

               SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                                   MANAGEMENT

        The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of September 1, 2000 by (i) each person known by the Company to own beneficially more than five percent of the Common Stock of the Company; (ii) each director of the Company, (iii) each executive officer named in the Summary Compensation Table, and (iv) all directors and executive officers of the Company as a group. Except as otherwise indicated, all shares are owned directly. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.


NAME AND ADDRESS                                                   PERCENTAGE OF
OF BENEFICIAL OWNER(1)            SHARES BENEFICIALLY OWNED        CLASS(2)
----------------------            -------------------------        -------------
Hainsford Group Limited(3)                500,000                      9.7%
41 Lewisham Park
London, England SE13 6QZ
Alan W. Stephens(4)                        40,000                        *

Gregory J. Sunell(4)                       40,000                        *

Synex Energy Resources, Ltd.4)            155,000                      3.0%

Herbert L. Oakes, Jr.(5)                  491,851                      9.6%

Gerald R. Cummins                          60,424                      1.2%

Gerard Prevost                             55,000                      1.1%

Strategic Electric Power Fund             636,364                     12.4%

Vitold Jordan(6)                          381,763                      7.4%

Frederic A. Mayer(7)                      119,998                      2.3%

John D. Kuhns(8)                          314,133                      6.1%

Dwight Kuhns(9)                           225,000                      4.3%

Mary E. Fellows                                 0                        *

All Directors and
Executive Officers as a Group
(8 persons)                             1,343,636                     26.1%

* less than one percent

(1) Each director and executive officer has sole voting power and sole investment power with respect to all shares beneficially owned by him, unless otherwise indicated.

(2) Based upon 3,797,912 shares of Common Stock outstanding on December 31,
    1999.

(3) Based upon Statement on Schedule 13D filed with the SEC on September 14,
    1999.

(4) Messrs. Stephens and Sunell are respectively CEO and Vice President of
    SYNEX.

(5) Consists of 260,528 common shares and 191,323 warrants a to purchase common shares held by Mr. Oakes directly or through ventures controlled by him.

(6) Includes 80,000 shares issuable upon exercise of currently exercisable options.

(7) Includes 119,998 shares issuable upon exercise of currently exercisable options.

(8) On February 9, 2000, Mr. Kuhns who is Manager of New Power Associates, the Member-Manager of Strategic which invested $350,000 in the Company in exchange for 636,364 shares of Common Stock. As of March 31, 2000, Mr. Kuhns beneficially owned 1,223,464 shares of Common Stock.

(9) Includes 75,000 shares issuable upon exercise of an option at $2.00 per share.

         COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

         Section 16(a) of the Securities Exchange Act of 1934 and regulations of the Securities Exchange Commission thereunder require the Company's executive officers and directors and persons who own more than ten percent of the Company's stock, as well as certain affiliates of such persons, to file initial reports of ownership and changes in ownership with the Securities and Exchange Commission and the National Association of Securities Dealers. Executive officers, directors and persons owning more than ten percent of the Company's stock are required by the Securities and Exchange Commission regulations to furnish he Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of Forms 3, 4 and 5 and amendments thereto received by the Company and written representations that no other reports were required for those persons, the Company believes that certain of the officers and directors were tardy with certain reports during the past calendar year and since January 1, 2000. However, the Company is instituting procedures to ensure that such deficiencies do not recur.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On June 30, 1998, the Company entered into a loan agreement with SYNEX, a significant shareholder of the Company which is affiliated with two directors of the Company -- Messrs. Stephens and Sunell -- that provided the Company with up to $1.0 million of proceeds from a convertible debt facility. At December 31, 1998, the Company had drawn down $400,000. In 1999, the Company increased its amount outstanding to SYNEX by another $550,000. The Company does not intend to draw down additional funds under this facility.

         In addition, the Company entered into a participation agreement with SYNEX, whereby New World can access the engineering expertise and personnel of Synex, for assistance in project management and evaluation of potential acquisition candidates. These services are available in accordance with the rates established in the agreement.

         In 1995, the Company entered into an agreement with a unit of Flemings Capital Management to issue $15,750,000 of its 8% Convertible Subordinated Notes (the "Convertible Subordinated Notes") due July 31, 2000 and warrants (the "Warrants") to purchase up to 787,500 shares of its Common Stock pursuant to the terms of the agreement (the "Flemings Agreement"). Approximately $2,622,000 of the Convertible Subordinated Notes were issued to OFCO, a company controlled by Herbert L. Oakes, Jr.. OFCO was still the holder of Convertible Subordinated Notes with a principal balance of approximately $150,000 on December 31, 1999. The remainder of the Convertible Subordinated Notes with a principal balance of approximately $360,000 were purchased from Flemings Capital Management during 1999 by the Hainsford Group Ltd. ("Hainsford"). Herbert L. Oakes is a minority shareholder of Hainsford. Effective December 1997, the Company restructured the remaining indebtedness of the Flemings Agreement. (See Note 7 of Notes to Consolidated Financial Statements for Due to Related Parties and a detailed explanation of the restructuring).

         On June 28, 2000, the Company sold its U.K. operations to Hainsford in exchange for a complete redemption of the remaining Convertible Subordinated Notes, plus accrued interest of approximately $535,000, plus approximately $25,000 in cash.

                            DESCRIPTION OF SECURITIES

                  The authorized capital stock of the Company currently consists of (i) 40,000,000 shares of Common Stock, par value $.01 per share, of which 5,124,276 were issued and outstanding on June 30, 2000, and (ii) 5,000,000 shares of Preferred Stock, par value $.01 per share, none of which have been designated or issued.


COMMON STOCK

         Holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. Holders of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors if they chose to do so, and in such event, the holders of the remaining shares will not be able to elect any persons to the Board of Directors. The holders of Common Stock have no preemptive or other subscription or conversion rights with respect to any stock issued by the Company, The Common Stock is not subject to redemption, and the holders thereof are not liable for further calls or assessments. Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore and to share pro-rata in any distributions to the holders of Common Stock. The transfer agent for the Company's Common Stock is Equiserve, 150 Royall Street, Canton MA 02021.

PREFERRED STOCK

         The Preferred Stock is issuable with such rights, preferences, privileges and such number of shares constituting each series to be fixed by the Board of Directors without further action by the holders of Common Stock or Preferred Stock. The Board of Directors could, without stockholder approval, issue Preferred Stock with voting and conversion rights, which could dilute the voting power of the holders of the Common Stock. The issuance of shares of Preferred Stock by the Board of Directors could be utilized, under certain circumstances, as a method of preventing a takeover of the Company. As of the date hereof, the Board of Directors has not authorized any series of Preferred Stock and has no plans to do so.

                                  LEGAL MATTERS

         The validity of the Common Stock offered hereby has been passed upon by Frank J. Hariton, Esq., White Plains, New York.

                                     EXPERTS

         The consolidated financial statements of The New World Power Corporation for the years ended December 31, 1999 and 1998 included in this Registration Statement of Form SB-2, as amended, of which this Prospectus forms a part, have been audited by Lazar, Levine & Felix, LLP, independent certified public accountants, to the extent and for the periods set forth in their report and are included herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

                          STATEMENT OF INDEMNIFICATION

         The Company has adopted the provisions of Section 102(b)(7) of the Delaware General Corporation Act (the "Delaware Act") which eliminates or limits the personal liability of a director to the Company or its stockholders for monetary damages for breach of fiduciary duty under certain circumstances. Furthermore, under Section 145 of the Delaware Act, the Company may indemnify each of its directors and officers against his expenses (including reasonable costs, disbursements and counsel fees) in connection with any proceeding involving such person by reason of his having been an officer or director to the extent he acted in good faith and in a manner reasonably believed to be in, or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The determination of whether indemnification is proper under the circumstances, unless made by a court, shall be determined by the Board of Directors. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                THE NEW WORLD POWER CORPORATION AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR YEARS ENDED DECEMBER 31, 1999 AND 1998

Independent Auditors' Report on the Financial Statements for the Years

Ended December 31, 1999 and 1998                                             F-2

Consolidated Balance Sheet as of December 31, 1999                           F-3

Consolidated Statements of Operations for the Years
  Ended December 31, 1999 and 1998                                           F-4

Consolidated Statements of Stockholders' Equity for the Years
  Ended December 31, 1999 and 1998                                           F-5

Consolidated Statements of Cash Flows for the Years
  Ended December 31, 1999 and 1998                                           F-6

Notes to Consolidated Financial Statements                                   F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of The New World Power Corporation

We have audited the consolidated balance sheet of The New World Power Corporation and subsidiaries listed in the accompanying index as of December 31, 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the financial position of The New World Power Corporation and subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles.

                                                   /s/ Lazar Levine & Felix LLP
                                                   ----------------------------
                                                   LAZAR LEVINE & FELIX LLP

New York, New York
April 10, 2000

                THE NEW WORLD POWER CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                             AS OF DECEMBER 31, 1999

                                   - ASSETS -

CURRENT ASSETS:
    Cash and cash equivalents                           $     39,070
    Cash restricted in use (Note 3)                            7,973
    Accounts receivable                                      157,882
    Other current assets                                      13,201
                                                        ------------
TOTAL CURRENT ASSETS                                         218,126
                                                        ------------
Property, plant and equipment, net (Note 4)                2,809,283
Goodwill, net of accumulated amortization (Note 5)           342,453
Deferred licensing costs                                     183,958
                                                        ------------
                                                           3,335,694
                                                        ------------
TOTAL ASSETS                                            $  3,553,820
                                                        ------------

                    - LIABILITIES AND STOCKHOLDERS' EQUITY -

CURRENT LIABILITIES:
   Accounts payable and accrued liabilities (Note 6)    $    452,157
   Due to related parties (Note 7)                           510,381
   Current portion of mortgage payable (Note 8)               82,837
                                                        ------------
TOTAL CURRENT LIABILITIES                                  1,045,375
                                                        ------------
Long-term portion of due to related parties (Note 7)         950,000
Long-term portion of mortgage payable (Note 8)                82,837
Other non-current liabilities                                100,000
                                                        ------------
                                                           1,132,837
                                                        ------------
TOTAL LIABILITIES                                          2,178,212
                                                        ------------

COMMITMENTS AND CONTINGENCIES (NOTES 7, 9, 15 AND 16)

STOCKHOLDERS' EQUITY:
   Common  stock  $.01 par  value, 40,000,000
     shares authorized, 3,797,912 shares issued
     and outstanding (Notes 11 and 12)                        37,979
   Additional paid-in capital                             83,210,751
   Currency translation adjustments                          (88,401)
   Accumulated deficit                                   (81,784,721)
                                                        ------------
TOTAL STOCKHOLDERS' EQUITY                                 1,375,608
                                                        ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              $  3,553,820
                                                        ============
          See accompanying notes to consolidated financial statements.

                THE NEW WORLD POWER CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                            1999          1998
                                                        -----------    -----------
OPERATING REVENUE (NOTE 15)                             $ 1,683,024    $ 2,574,465
COST OF OPERATIONS                                          905,807      1,333,765
                                                        -----------    -----------
GROSS PROFIT                                                777,217      1,240,700
    Project development expenses                             27,614         93,354
    Selling, general and administrative expenses            774,094      1,171,699
                                                        -----------    -----------
OPERATING LOSS                                              (24,491)       (24,353)
                                                        -----------    -----------
OTHER INCOME (EXPENSE):
    Interest expense                                       (152,191)      (148,035)
    Interest income                                           1,622         14,553
    Other (Note 2)                                          402,767        335,073
                                                        -----------    -----------
TOTAL OTHER INCOME (EXPENSE)                                252,198        201,591
                                                        -----------    -----------
INCOME BEFORE TAXES                                         227,707        177,238
    Provision for income taxes (Note 10)                     10,000         14,007
                                                        -----------    -----------
NET INCOME                                              $   217,707    $   163,231
                                                        ===========    ===========
BASIC AND DILUTED EARNINGS PER SHARE:
    Net earnings available to common stockholders       $      0.06    $      0.05
                                                        ===========    ===========
    Average number of basic common shares outstanding     3,797,912      3,479,012
                                                        ===========    ===========

          See accompanying notes to consolidated financial statements.

               THE NEW WORLD POWER CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                               OTHER
                                                                                            COMPREHENSIVE
                                                                                               INCOME
                                   COMMON STOCK           PREFERRED STOCK                   -------------
                                   ------------       ----------------------  ADDITIONAL      CURRENCY       RETAINED
                            NUMBER OF    AMOUNT OF    NUMBER OF  AMOUNT OF     PAID-IN      TRANSLATION      EARNINGS
                            SHARES       PAR VALUE    SHARES     PAR VALUE     CAPITAL      ADJUSTMENTS      (DEFICIT)     TOTAL
                            ---------    ---------    --------   ----------  ----------     -------------   -----------  ----------
Balance, December 31, 1997    3,426,512    $34,265   $   --     $   --     $83,028,242     $ (66,058)    $(82,165,659)   $  830,790
    Currency translation
      adjustments on
      international
      subsidiaries                 --         --         --         --            --         200,087             --         200,087
    Issuance of common
      stock                     126,000      1,260       --         --         123,353          --               --         124,613
    Net income                     --         --         --         --            --            --            163,231       163,231
                              ---------    -------   ------     ------     -----------     ---------     ------------    ----------

Balance, December 31, 1998    3,552,512     35,525       --         --      83,151,595       134,029      (82,002,428)    1,318,721
    Currency translation
      adjustments on
      international
      subsidiaries                 --         --         --         --            --        (222,430)            --        (222,430)
    Issuance of common
      stock                     245,400      2,454       --         --          59,156          --               --          61,610
    Net income                     --         --         --         --            --            --            217,707       217,707
                              ---------    -------   ------     ------     -----------     ---------     ------------    ----------
Balance, December 31, 1999    3,797,912    $37,979   $   --     $   --     $83,210,751     $ (88,401)    $(81,784,721)   $1,375,608
                              =========    =======   ======     ======     ===========     =========     ============    ==========

          See accompanying notes to consolidated financial statements.

                THE NEW WORLD POWER CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                      1999          1998
                                                                                  -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                                   $   217,707    $   163,231
     Adjustments to reconcile net earnings to net cash (used in) provided by operating activities:
         Depreciation and amortization                                                246,084        732,147
         Amortization of goodwill                                                      10,000         10,050
         Amortization of deferred costs                                                 6,454          6,455
     Change in assets and liabilities, net of effect of acquisitions/disposals:
         Decrease in accounts receivable                                              269,009      1,145,162
         Decrease in other current assets                                              17,066         66,570
         Increase (decrease) in accounts payable and accrued liabilities:              60,209     (1,630,135)
         (Decrease) in non-current liabilities                                     (1,175,000)      (208,003)
         Other                                                                        274,014        375,270
                                                                                  -----------    -----------
         Net cash flows (used in) provided by operating activities                    (74,457)       660,747
                                                                                  -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Proceeds from sales of investment                                                 129,643           --
    Capital expenditures                                                             (348,811)      (101,126)
    Investments in and advances to affiliates                                            --             (270)
                                                                                  -----------    -----------
         Net cash flows (used in) investing activities                               (219,168)      (101,396)
                                                                                  -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Increase in long-term debt                                                        550,000        275,000
    Repayment of long-term debt                                                      (552,910)    (1,382,504)
    Proceeds from issuance of common stock                                               --           25,000
    (Increase) in restricted cash                                                     165,062        466,416
                                                                                  -----------    -----------
    Net cash flows provided by (used in) financing activities                         162,152       (616,088)
                                                                                  -----------    -----------
NET DECREASE IN CASH AND CASH EQUIVALENTS                                            (131,473)       (56,737)
CASH AND CASH EQUIVALENTS, AT BEGINNING OF YEAR                                       170,543        227,280
                                                                                  -----------    -----------
CASH AND CASH EQUIVALENTS, AT END OF YEAR                                         $    39,070    $   170,543
                                                                                  ===========    ===========
NON-CASH INVESTING AND FINANCING TRANSACTIONS:
    Common stock issued for payables                                              $    61,610    $    98,353

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
    Cash paid during the period for:
       Interest expense                                                           $   105,151    $   148,035
       Interest income                                                                  2,062         14,553


          See accompanying notes to consolidated financial statements.

                THE NEW WORLD POWER CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 1   -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

                 The New World Power Corporation ("the Company") was incorporated in the State of Delaware in 1989. The Company is an independent power producer that focuses on distributed power solutions, including renewable and modular generation facilities. The Company sells electrical energy to major utilities under long-term and mid-term contracts.

        (a)      Basis of Presentation:

                 The financial statements are prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

        (b)      Principles Of Consolidation:

                 The consolidated financial statements include the accounts of The New World Power Corporation and its subsidiaries. All intercompany balances and transactions have been eliminated. The Company's policy is to consolidate all companies over which it exercises control.

        (c)      Cash And Cash Equivalents:

                 Cash and cash equivalents include cash on hand, demand deposits and short-term cash investments that are highly liquid in nature and have original maturities of three months or less (See Note 3).

        (d)      Property, Plant And Equipment:

                 Property, plant and equipment are carried at cost. Depreciation is computed using accelerated methods for the Company's operations in the United Kingdom, and the straight-line method for all other property, plant and equipment, based upon the estimated useful lives of the assets. Significant renewals and betterments are capitalized. Maintenance and repair costs are expensed.

        (e)      Facility Development:

                 The Company may develop new power production facilities or acquires existing power production facilities for both operation and development. Accounting for costs incurred in the development phase is as follows:

                 New power production facilities. All costs (including financing, legal and other professional costs, development period interest on any financing, development period labor and supply costs, and development period operating costs) attributed to facilities developed by the Company are deferred, until the facility is completed and placed in productive service. At that time, deferred costs are amortized on a straight-line basis over the expected useful life of the facility, usually 25-40 years.

                 Facilities acquired for operation. These facilities are substantially ready to be placed in productive service when acquired. The purchase price, along with other acquisition costs, including financing, legal and other professional fees are principally assigned to the facility and depreciated over the expected useful life of the facility. Any identified intangible recorded, is amortized on a straight-line basis over a period consistent with the period used for the related facility depreciation, usually 10-40 years.

                THE NEW WORLD POWER CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE 1   -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

        (e)      Facility Development (continued):

                 Other project deferrals. The Company defers costs, including professional services and direct labor, incurred for site inspections, site permits and deposits related to specific project activities.

        (f)      Accounting For Long-Lived Assets:

                 In March of 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). This standard requires that the Company compare estimated expected future cash flows (undiscounted and without interest charges) identified with each asset to the carrying amount of such asset whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

                 For those assets to be disposed of whose estimated fair values are less than the carrying amount, an impairment would be recorded, based on the amount by which the carrying values exceed the estimated fair values less cost to sell. The estimated fair values are determined based upon market values, where available, or on the basis of estimated expected future cash flows discounted at a rate commensurate with the risks involved.

        (g)      Goodwill:

                 Goodwill is the difference between the purchase price and the fair value of net assets acquired in business combinations treated as purchases. Goodwill is amortized on a straight-line basis over the periods benefitted, generally in the range of 10 to 40 years. On a periodic basis, or whenever events or changes in circumstances warrant, the Company estimates the future undiscounted cash flows of the businesses to which goodwill relates to determine whether the carrying value of goodwill has been impaired, as per SFAS 121.

        (h)      Revenue and Sales Recognition:

                 The Company records revenue from the sale of electric power generated upon the delivery of the electric power to the purchasing utility. Provisions for doubtful accounts are made when losses are anticipated.

        (i)      Foreign Currency Translation:

                 For foreign subsidiaries whose functional currency is the local currency, balance sheet accounts are translated at exchange rates in effect at the end of the year and income statement accounts are translated at average exchange rates for the year. Translation gains and losses are included as a separate component of stockholders equity.

        (j)      Income Taxes:

                 Effective October 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). FAS 109 requires the asset and liability method of accounting for income taxes rather than the deferred method previously used under APB Opinion No. 11.

                THE NEW WORLD POWER CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE 1   -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

        (k)      Earnings Per Share:

                 In 1997, the Company adopted Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share". SFAS 128 requires the disclosure of basic and diluted earnings per share
                 (EPS). Basic EPS is calculated using income available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares, outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Options to purchase 225,000 shares of common stock at $.30 were outstanding during 1999 and 1998 but were not included in the computation of the diluted EPS because the options exercise price was greater than the average market price of the common shares.

        (l)      Stock Options:

                 The Company continues to account for its stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," under which no compensation cost for stock options is recognized for stock option awards granted at or above market value. In addition, the Company has adopted the disclosure requirement of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-based Compensation."

        (m)      Reclassifications:

                 Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

        (n)      Comprehensive Income:

                 In 1997, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This statement establishes rules for the reporting of other comprehensive income and its components. Comprehensive income consists of net income and foreign currency translation adjustments and is presented in the Consolidated Statement of Stockholders' Equity. The adoption of SFAS 130 had no impact on total stockholders' equity.

        (o)      Concentration Of Credit Risk:

                 Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company, from time to time, maintains cash balances which exceed the federal depository insurance coverage limit. The Company performs periodic reviews of the relative credit rating of their bank to lower their risk. The Company believes that concentration with regards to accounts receivable is limited due to its customer base being regulated public utilities.

        (p)      Segment Data:

                 The Company has adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information (see Note
                 13).

                THE NEW WORLD POWER CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE 2   -       SIGNIFICANT BUSINESS CHANGES:

        (a)      Wolverine Licenses:

                 The Federal Power Act requires that all hydroelectric facilities operating on navigable streams obtain a license from the FERC. The Company's applications for licenses for its Michigan hydroelectric facilities have been accepted and on October 16, 1998, the Federal Energy Regulatory Commission ("FERC") issued licenses for all four hydroprojects of the Wolverine Power Corporation, a subsidiary of the Company. In addition, the FERC amended one license (Sanford) rescinding its original order that Sanford operate on a run-of-river basis in which outflow would equal inflow and allow it to continue to operate in a peaking mode. The licenses are valid for 30 years.

        (b)      New World Power Texas Renewable Energy Partnership:

                 In October 1997, the Company and its joint venture partner DB Power Inc. entered into an agreement to sell its interests in the New World Texas Renewable Energy Partnership to York Research Corporation for $1,500,000. The Company recorded a gain of approximately $300,000 from the sale, which is included in the 1998 Consolidated Statement of Operations under the caption "Other Income (Expense)". The proceeds from the sale were split 50/50 between the parties in the joint venture and were received in three installments after certain contingencies were resolved. An additional payment was received by the Company upon resolution of a contingency in 1999. The Company recorded a gain of $300,000 from the resolution of this contingency, which is included in the 1999 Consolidated Statement of Operations under the caption "Other Income (Expense)".

        (c)      Sale of Tierras Morenas:

                 The Company had been undertaking, through a Costa Rican subsidiary in which it had a 35% minority interest, to develop a wind farm near Lake Arenal, Costa Rica. In May 1996, the Company's 65% partner in the project entered into an agreement to sell its interest to a US alternative energy development company. As a result of the sale, the Company's position in the project was weakened. In December 1997, the Company received a capital call on the project, which it could not answer as a result of its own financial difficulties. Accordingly, the Company's ownership percentage was diluted to less than 5%. In 1998, the Company negotiated a sale of its interest to the majority owner of the project for $295,000, recording a gain of approximately $95,000 which is included in the 1998 consolidated statement of operations under the caption "Other Income (Expenses)."

        (d) Sale Of Arcadian Renewable Power Corporation, Makani Uwila And New World Power Grid Company:

                 On March 15, 1999, the Company entered into a definitive agreement to sell its investments in three subsidiaries to American Powerhouse, Inc., a Delaware Corporation or its successors and assigns. The agreement provided for the Company to exchange its shares in each of the subsidiaries for $100,000 and 1,000,000 common shares (4.0% of the outstanding stock) of American Powerhouse, Inc. No gain or loss was recorded on the transaction.

                THE NEW WORLD POWER CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE   3   -     CASH RESTRICTED IN USE:

                 As a result of the restructuring of the long-term indebtedness of the Company in December 1997, as well as the Synex financing (see Note 7), cash at December 31, 1999 in the amount of $7,973 was restricted to making payments for long-term obligations.

NOTE   4   -     PLANT, PROPERTY AND EQUIPMENT:

                 Property, plant and equipment consists of the following as of December 31, 1999 (000's omitted):

                                                                   USEFUL LIFE
                                                                     (YEARS)
                                                                     -------
           Power generation facilities and equipment:
              Hydroelectric                                 $3,834      40
              Wind:
                    Owned                                    3,930      25
                    Land                                       401
                                                            ------
              Total                                          8,165

           Less accumulated depreciation and amortization    5,356
                                                            ------
                                                            $2,809
                                                            ======

                 Depreciation and amortization expense, for the years ended December 31, 1999 and 1998 was $246,084 and $732,147, respectively.

                 Maintenance and repair expense for the years ended December 31, 1999 and 1998 was $103,777 and $179,294, respectively.

NOTE   5   -     GOODWILL:

                 Goodwill relates to Wolverine Power Corporation's operations and consists of the following as of December 31, 1999 (000's omitted):

                     Subject to 40 yr. straight-line amortization    $402
                     Less accumulated amortization                     60
                                                                     ----
                         Total                                       $342
                                                                     ====
NOTE   6   -     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES:

                 Accounts payable and accrued liabilities consist of the following as of December 31, 1999 (000's omitted):

                     Accounts payable                                $236
                     Accrued interest expense                          47
                     Accrued liabilities                              169
                                                                     ----
                          Total                                      $452
                                                                     ====

                THE NEW WORLD POWER CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


NOTE   7   -     DUE TO RELATED PARTIES:

                 Amounts due to related parties consists of the following at December 31, 1999 (000's omitted):

                     (a) Convertible Subordinated Notes                  $  510
                     (b) Synex                                              950
                                                                         ------
                                Total                                     1,460
                                Less current portion                        510
                                                                         ------
                     Long-term portion                                   $  950
                                                                         ======
                 Convertible Subordinated Notes:

                 The Company defaulted on its 8% Convertible Subordinated Notes in July 1997. The default resulted in a significant restructuring of the indebtedness and the modification of the maturity date of the indebtedness with the lender, which was completed in December 1997. The Company reached an agreement with the holders of the Subordinated Convertible Notes regarding the restructuring/repayment of the indebtedness. The agreement consisted of two parts, one with the holders of approximately $625,000 of Notes including principal and interest, and the second with the holders of the balance of the obligation of approximately $4.3 million.

                 The first agreement involved the transferring of an 89% interest in the Company's wholly owned subsidiary, New World Power Vermont (subsequently changing its name to Northern Power), to Arete Ventures (holders of a portion of the Subordinated Convertible Notes) in exchange for the elimination of the total outstanding obligations to that group of Subordinated Convertible Noteholders. In addition, the Company retained an 11% interest in the form of a Series A Redeemable Preferred Stock in Northern Power. The preferred stock consists of 129,643 shares with a $1.00 redemption value per share and was redeemed in March 1999.

                 The second agreement involved the restructuring in December 1997 and reduction of the balance of the outstanding indebtedness to the holders of the remainder of the Subordinated Convertible Notes. The Company agreed to amortize $1,935,000 of indebtedness before December 1998 in varying monthly installments of principal and interest as agreed by the parties. In addition, the Company agreed to amortize an additional $850,000 under a three year note beginning in January 1998 and continuing through December 2000. The monthly payment is $26,636 including principal and interest. The interest rate on the notes is fixed at 8% per annum. The notes are collateralized by a second mortgage position on Wolverine. The balance of the indebtedness at the restructure date of approximately $1,346,000 was eliminated as debt and converted by the Noteholders into New World Common Stock at a conversion price of $1.50 per share when the market price of the Company's common shares trading on the pink sheets was approximately $0.25 per share. Accordingly, the Company issued approximately 897,400 shares of Common Stock to the Noteholders. As a result of this restructuring and the issuance of stock, the Company reclassified the indebtedness due to the Noteholders as amounts due to related parties at December 31, 1999. At December 31, 1999, the Company is in default under the terms of the restructured Subordinated Convertible Notes and, accordingly, has reclassified the entire indebtedness as current. (See Note 16 for Subsequent Events).

                THE NEW WORLD POWER CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE   7   -     DUE TO RELATED PARTIES (Continued):

                 Synex

                 In July 1998, the Company closed a convertible debt investment from Synex Energy Resources Ltd., the power project development subsidiary of Vancouver-based Synex (TSE:SXI). Synex agreed to provide up to $1,000,000 to the Company in the form of a convertible debenture, which matures on June 30, 2001. The convertible debenture requires interest only payments monthly until maturity. The debenture provides for the conversion into the Company's Common Stock at $1.00 per share and the interest rate is 10.3% per annum. In addition, the investment provided Synex with warrants to purchase up to 500,000 shares of the Company's Common Stock at $1.25 per share, which expire on June 30, 2000. Vesting in the warrants only occurs after the entire $1.0 million has been funded by Synex. The debenture is secured by a first mortgage position on Wolverine. The investment also provides for a strategic alliance with Synex and a Participation Agreement for a minimum term of 18 months, which would enable the Company to procure resources for project assessment at rates detailed in the agreement. As part of the agreement, Synex purchased 100,000 shares of Common Stock from the Company for $25,000 and, accordingly, their debt is classified as Due to Related Parties.

                 The aggregate scheduled maturities and sinking fund requirements of long-term debt due to related parties as of December 31, 1999 for each of the next two years, are as follows (000's omitted):

                                      YEAR        AMOUNT
                                      ----        ------
                                      2000        $  510
                                      2001           950
                                                  ------
                                      Total       $1,460
                                                  ======

NOTE  8  -       MORTGAGE PAYABLE:

                 On November 12, 1996, Dwight Kuhns, ex-President of the Company and a former member of the Company's Board of Directors, commenced an action against the Company in the Superior Court, Alameda County, California alleging among other things the Company's failure to pay amounts due to Mr. Kuhns under his consulting agreement entered into at the start of January 1996. That agreement provided for a stated monthly fee and additional incentive fees for assisting in the restructuring/asset sales of the Company. During 1998, plaintiff was granted a judgement against the Company including penalties in the total amount of approximately $1.9 million. In December 1998, the Company and plaintiff entered into negotiations on which to settle his judgement. In January 1999, the Company and plaintiff reached a settlement which provided for plaintiff to receive a $75,000 payment upon signing of the agreement and a $25,000 payment due March 1, 1999. The Company paid those payments. In addition, the Company executed a promissory note in the principal amount of $275,000 with interest accruing at 9% per annum, which was paid in full by December 31, 1999. Further the Company executed a mortgage note in the principal amount of $275,000 with interest payable at 7.5%, secured by a third position on Wolverine. Payments under that mortgage note are to be made in six equal installments due on June 30 and December 31, of each year in the amount of approximately $52,000. The Company also issued 150,000 unregistered shares to plaintiff and a warrant to purchase 75,000 shares of the Company's Common Stock exercisable at $2 per share.

                THE NEW WORLD POWER CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE  8  -       MORTGAGE PAYABLE (Continued):

                 The aggregate scheduled maturities and sinking fund requirements of the mortgage payable as of December 31, 1999 for each of the next two years, are as follows (000's omitted):

                                      Year        Amount
                                      ----        ------
                                      2000          $ 83
                                      2001            83
                                                    ----
                                      Total         $166
                                                    ====

NOTE  9   -      OTHER COMMITMENTS AND CONTINGENCIES:

                 Capital Expenditures

                 Under the Power Purchase Agreement ("PPA") with Consumers Power Company ("Consumers"), which expires in 2023, the Company is required to sell all the power generated from a specified capacity to Consumers. The PPA provides for revision of prices every ten years. In 1996, the Company failed to reach an agreement with Consumers regarding new prices and as a result the already existing prices continue unchanged. However, the Company and Consumers now have a right to request the price renegotiation each year.

                 In addition, as of December 31, 1995, the Company failed to meet certain minimum capital expenditure commitments stipulated in the agreement with Consumers. The under expenditure of $385,000 at December 31, 1995 is disputed by the Company.

                 Agreements with DBCO

                 In April 1998, the Company terminated its interim management contract with Dominion Bridge as well as other agreements and associations between the two companies. No additional compensation was given to terminate those agreements.

                 Employment Agreements

                 In May 1998, the Company entered into employment agreements with the Chief Executive Officer ("CEO") and the Vice President-Finance of the Company. The terms of the employment agreements are for two years with an automatic renewal for two additional years unless terminated by mutual consent. Under the agreement, the CEO shall receive $125,000 salary per annum, 125,000 stock options exercisable at $.30 (vesting over two years) and an annual bonus at the discretion of the Board of Directors. The Vice president-Finance shall receive $108,000 salary per annum, 100,000 stock options exercisable at $.30 (vesting over two years) and an annual bonus at the discretion of the Board. (See Note 16 for Subsequent Events).

                 Performance Bond

                 In connection with the Company's proposal to construct a hydroelectric facility at Anderson Falls, Argentina, the Company was required to post a $1 million performance bond. The Company was unable to complete the project financing primarily due to local credit downgrading and as a result the construction was halted. Management is currently seeking a buyer for this project. Management does not believe the Company has any exposure with respect to this project.

                THE NEW WORLD POWER CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE 10   -      INCOME TAXES:

                 As discussed in Note 1, the Company adopted FAS 109 as of October 1, 1993. Income tax expense (benefit) attributable to income from continuing operations consists of:

                                                 CURRENT    DEFERRED    TOTAL
                                                 -------    --------    -----
                 Year ended December 31, 1999:
                    U.S. Federal                 $   --     $   --     $   --
                    State and local                10,000       --       10,000
                                                 --------   ------     --------
                    Foreign                          --         --         --

                                                 $ 10,000   $   --     $ 10,000
                                                 ========   ======     ========
                  Year Ended December 31, 1998:

                    U.S. Federal                 $   --     $   --     $   --
                    State and local                (1,500)      --       (1,500)
                    Foreign                        15,507       --       15,507
                                                 --------   ------     --------
                                                 $ 14,007   $   --     $ 14,007
                                                 ========   ======     ========

                 Differences between the effective federal income tax rate and the statutory U.S. federal income tax rate for the year ended December 31, 1999 are as follows:

                                                      1999              1998
                                                    PERCENTAGE        PERCENTAGE
                                                    ----------        ----------
                 Statutory U.S. Federal
                   Income Tax benefit                 (34.0%)           (34.0%)

                 Temporary difference without
                   benefit                             34.0%             34.0%
                                                      -----             -----
                                                         --                --
                                                      =====             =====

                 No current or deferred U.S. federal tax expense or benefit has been recorded due to the significant consolidated tax loss and the less than likely realization of deferred tax benefits. The state, local and foreign tax expense relates to tax expense in certain jurisdictions where one or more of a Company's subsidiaries have generated net taxable income on a separate company basis.

                THE NEW WORLD POWER CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE 10   -      INCOME TAXES (Continued):

                 The Company and subsidiaries have previously incurred net operating losses for financial reporting purposes, some of which may be available as carryforwards to offset future taxable income. The tax effects of temporary differences and carryforwards which give rise to future income tax benefits and payables at December 31, 1999 are as follows:

                  Non-current assets:
                      Net operating loss carryforwards             $ 14,753,728
                      Tax credit carryforwards                          595,000
                      Valuation allowance                           (14,673,748)
                                                                   ------------
                        Net non-current asset                           674,980
                  Non-current liabilities:
                      Depreciation                                      674,980
                                                                   ------------
                        Net non-current liabilities                     674,980
                  Net deferred tax                                 $        --
                                                                   ============

                 The tax credit carryforwards of $595,000 expire by 2003. At December 31, 1999, the Company has net operating loss carryforwards of approximately $43,400,000 which expires at various dates through 2019.

                 A full valuation allowance has been recorded against deferred tax assets as realization is not considered "more likely than not" as of December 31, 1999.

NOTE 11   -      CAPITAL STOCK:

                 Common Stock

                 At December 31, 1999, the Company had outstanding exercisable warrants of 1,244,447 and 163,956 warrants which were not exercisable at that date. The outstanding warrants' exercise prices range from $8.75 to $43.75 at December 31, 1999.

NOTE 12   -      STOCK OPTION PLAN:

                 In May 1993, the Company adopted the 1993 Stock Incentive Plan (the "1993 Plan") pursuant to which it may issue awards and options to purchase up to 100,000 shares of common stock to its employees, directors and consultants. On January 31, 1995, the Plan was amended, increasing the number of shares authorized for options under the Plan to 400,000 shares. The 1993 Plan replaced the Company's 1989 Stock Incentive Plan, except as to options for 116,813 shares which were then outstanding under the 1989 Plan. Options to purchase Common Stock at December 31, 1999 and 1998 are shown below.

                                                           1999           1998
                                                       ---------        --------
                  Options outstanding, beginning
                   of year                              $225,000        $    --
                  Forfeitures during the year                --              --
                  Granted during the year
                   (at $.30 per share)                       --          225,000
                                                        --------        --------
                 Outstanding, end of year
                   (at a price of $.30)                 $225,000        $225,000
                                                        ========        ========
                  Eligible for exercise,
                   end of year                          $145,200        $ 72,600
                                                        ========        ========

                THE NEW WORLD POWER CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE 12   -      STOCK OPTION PLAN (Continued):

                 Had compensation expense for the Company's stock-based compensation plan been determined based on fair value at the grant date for awards under those plans in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings and earnings per share would have remained the same since the fair value at the grant date for the options issued in 1998 was deemed to be immaterial. The effects of applying SFAS 123 are not indicative of future amounts because this statement does not apply to awards granted prior to fiscal year 1998. Additional stock option awards are anticipated in future years.

                 The weighted average fair value of options granted during 1998 estimated on the date of grant using the Black-Scholes option pricing model was $.06. The fair value of the 1998 options is estimated on the date of grant using the following assumptions: dividend yield of 0%, expected volatility of 70%, risk-free interest rate range of 5.49% and an expected life of seven years.

NOTE 13   -      SEGMENT INFORMATION:

                 In 1999, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. The Company's operations are classified into one business segment. Substantially all revenues result from the sale of electricity generated by wind farms and hydroelectric plants to major utilities under PPAs. See Note 1 for Concentration of Credit Risk. The following table shows assets and other financial information by geographical area for the years ended December 31, 1999 and 1998, (000's omitted).

                                                        YEAR ENDED        YEAR ENDED DECEMBER
                                                    DECEMBER 31, 1999          31, 1998
                                                    -----------------     -------------------
                 Geographic revenue:
                     North America                         $1,133              $1,002
                     Europe                                   550               1,572
                                                           ------              ------
                 REVENUE CONSOLIDATING GEOGRAPHIC           1,683               2,574
                                                           ------              ------
                  Operating (loss) profit:
                     North America                           (235)                635
                     Europe                                   211                (659)
                                                           ------              ------
                  TOTAL OPERATING PROFIT (LOSS)               (24)                (24)
                                                           ------              ------
                 Identifiable assets:
                      North America                         2,829               3,052
                      Europe                                  725               1,687
                                                           ------              ------
                  CONSOLIDATED GEOGRAPHIC ASSETS            3,554               4,739
                                                           ------              ------
                  Depreciation and amortization:
                     North America                            167                 193
                     Europe                                    79                 539
                                                           ------              ------
                  CONSOLIDATED DEPRECIATION AND
                     AMORTIZATION EXPENSE                  $  246              $  732
                                                           ======              ======

                                      F-17

NOTE 13   -      SEGMENT INFORMATION (Continued):

                 In 1999 and 1998, the Company sold its energy production to two utility companies which accounted for all of the revenue.

NOTE 14   -      FINANCIAL INSTRUMENTS:

                 By nature, all financial instruments involve risk, generally market risk, arising from changes in interest rates and credit risk. Financial instruments that potentially subject the company to credit risk consist primarily of cash deposits, accounts receivable, accounts payable and long-term debt. Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale.
                                                               1999
                                                  -----------------------------
                                                                     ESTIMATED
                                                   CARRYING            FAIR
                                                    AMOUNT             VALUE
                                                   --------          ---------
                                                         (000'S OMITTED)
                 Assets:
                     Cash and cash equivalents      $   39             $   39
                     Cash restricted in use             58                 58

                 Liabilities:
                     Debt due related parties        1,460                 --
                     Mortgage payable                  166                 --

                 The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

                 Cash and Cash Equivalents, Cash Restricted in use and Notes Receivable - The carrying amount is a reasonable estimate of fair value.

                 Debt Due to Related Parties and Settlement Obligations - It was not practicable to estimate the fair value of these financial instruments for 1999. See Notes 7 and 8 for debt and mortgage terms.

                 The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1999. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates, and estimates of fair value subsequent to those dates may differ significantly from the amounts presented herein.

                THE NEW WORLD POWER CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


NOTE 15   -      CONCENTRATIONS OF RISK:

                 The Company derives all of its revenue from the production and sale of electric power generated from renewable sources. As a result, the Company is subject to several concentrations of risk. A significant majority of the Company's revenues are derived from contracts for the sale of power to regulated public utilities. Under many of these contracts, the price for energy is subject to the utilities' "avoided cost". "Avoided cost" is affected by, among other factors, the availability and market price of oil, gas, and other energy sources. Additionally, the Company will have to renegotiate contracts with the utilities when the present contracts expire. Further, the renewable energy industry has, in the past, been subject to legislative and regulatory changes, and will likely continue to be affected by such factors for the foreseeable future.

NOTE 16   -      SUBSEQUENT EVENTS:

        (a)      Consumers PPA:

                 The rates under this PPA were subject to renegotiation on December 31, 1995. The Company decided not to attempt to renegotiate its contract with Consumers and, as a result, its contract is continued on a year to year basis under the conditions of the original contract.

        (b)      Equity Investment and Strategic Advisory Agreement:

                 On February 9, 2000, the Company closed an investment from The Strategic Electric Power Fund, LLC ("Strategic"). Under the terms of the investment, the Company received cash of $350,000 from Strategic in return for the issuance of 636,364 shares of the Company's Common Stock.

                 The Company also entered into a Financial Advisory, Merger and Acquisition and Strategic Planning Services Agreement with Kuhns Brothers ("Kuhns Brothers"), an investment firm affiliated with The Strategic Electric Power Fund. The Agreement calls for Kuhns Brothers to provide certain services to the Company and outlines the fee arrangement for completion of said services. The services include but are not limited to project financing, equity financing, acquisition services and strategic advisory services. The agreement is for a term of twelve months with a monthly payment of $3,500 which is offset against any financing fees earned by Kuhns Brothers in accordance with the agreement.

        (c)      Termination of Employment Contract:

                 The Company terminated the employment contract of its CEO (See
                 Note 9 Commitments and Contingencies) effective January 31, 2000. In accordance with the terms of the employment contract, a severance payment of nine months salary is due and payable along with any accrued vacation earned. Accordingly, the Company recorded a liability of approximately $105,000 at December 31, 1999 for the termination.

        (d)      Exchange of Convertible Subordinated Indentures for UK
                 Wind Farm:

                 On March 17, 2000, the Company entered into a Memorandum of Acceptance with its Convertible Subordinated Noteholders. The Memorandum of Acceptance contains terms by which the Company will exchange its Caton Moor wind farm for cash and certain securities including all of the outstanding Convertible Subordinated Notes and accrued interest thereon (See Note 7). The agreement is subject to due diligence by the Noteholders and a definitive agreement being agreed upon and executed by all parties.

                THE NEW WORLD POWER CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE 16   -      SUBSEQUENT EVENTS (Continued):

        (e)      Acquisition of Project Company in Michigan:

                 On March 9, 2000, the Company completed the acquisition of Modular Power Systems, LLC ("MPS"). MPS owns three diesel-fired peaking facilities in Alma, Chelsea and Coldwater, Michigan. All of the facilities were constructed in 1999 and 2000. MPS facilities contain diesel-fueled generating equipment and related power plant equipment. The power generated at each of the facilities is sold to Consumers pursuant to mid-term power purchase agreements commencing June 2000. The purchase price of the acquisition was $1.8 million and 450,000 shares of common stock of the Company. The former owners also hold a note payable with a principal balance of $350,000. The note bears interest at 5% per annum and matures March 1, 2001. A portion of the acquisition fund ($700,000) was supplied by the Strategic Electric Power Fund, LLC. (See Note 16(g) for subsequent event.) Under the terms of the agreement, the former owners of MPS will continue to work with the Company to secure additional power facilities for a minimum of two years. The balance of the acquisition price was paid in cash. Selected financial information is as follows:

                           Property, Plant and Equipment    $5,317,926
                           Note Payable - related party     $  350,000
                           Note Payable - bank              $  150,000
                           Capital lease obligations        $4,817,926

        (f)      Employment Agreement:

                 Effective March 1, 2000, the Company entered into an employment agreement with its new President. The term of the employment agreement is for three years with an automatic renewal for three additional years unless terminated by mutual consent. Under the agreement, the President shall receive $132,000 in salary per annum with annual increases of $12,000 per annum, 120,000 stock options exercisable at $.65 (vesting over three years) and an annual bonus at the discretion of the Board of Directors. If the employment agreement is terminated without cause, the President shall receive a termination payment equal to one year's salary at the rate per annum at the termination date.

        (g)      Acquisition Bridge Note:

                 On March 8, 2000, the Company issued a bridge note in the amount of $700,000 to the Strategic Electric Power Fund, LLC in connection with the acquisition of MPS - See Note 16(e). The Bridge Note bears interest at the rate of 8% per annum and is payable in cash or stock, and matures December 31, 2000. In addition, the Strategic Electric Power Fund, LLC is also entitled to receive certain warrants.

        (h)      Office Lease:

                 Effective February 15, 2000, the Company entered into a lease agreement for office space located in Aston, Pennsylvania. This lease expires on August 14, 2000 with monthly payments of $800.

                         THE NEW WORLD POWER CORPORATION

                                                                         Page(s)
                                                                         -------

        Consolidated Condensed Balance Sheets at June 30, 2000 (unaudited)
          and December 31, 1999                                            F-22

        Consolidated Condensed Statements of Operations for the Six
          Month Periods Ended June 30, 2000 and 1999 (unaudited)           F-23

        Consolidated Condensed Statements of Operations for the Three
          Month Periods Ended June 30, 2000 and 1999 (unaudited)           F-24

        Consolidated Condensed Statements of Cash Flows for the Six
          Month Periods Ended June 30, 2000 and 1999 (unaudited)           F-25

        Notes to Interim Consolidated Condensed Financial Statements
          (unaudited)                                                      F-26

                THE NEW WORLD POWER CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED CONDENSED BALANCE SHEETS

                                   - ASSETS -

                                                   JUNE 30,     DECEMBER 31,
                                                     2000           1999
                                                  ---------     ------------
                                                 (Unaudited)
CURRENT ASSETS:
     Cash and cash equivalents                  $    16,780    $     39,070
     Cash restricted in use                          17,995           7,973
     Accounts receivable                             78,439         157,882
     Other current assets                            67,465          13,201
                                                -----------    ------------
TOTAL CURRENT ASSETS                                180,679         218,126
                                                -----------    ------------
Property, plant and equipment, net               11,468,544       2,809,283
Goodwill, net of accumulated amortization           337,453         342,453
Deferred project costs                              188,424         183,958
                                                -----------    ------------
                                                 11,994,421       3,335,694
                                                -----------    ------------
TOTAL ASSETS                                    $12,175,100    $  3,553,820
                                                ===========    ============

                    - LIABILITIES AND STOCKHOLDERS' EQUITY -

CURRENT LIABILITIES:
     Accounts payable and accrued liabilities   $   822,284    $    452,157
     Note payable - bank                               --              --
     Due to related parties                       1,014,280         510,381
     Deferred revenues                            2,048,550            --
     Current portion of lease obligations         1,101,187            --
     Current portion of mortgage obligations         82,837          82,837
                                                -----------    ------------
TOTAL CURRENT LIABILITIES                         5,069,138       1,045,375
                                                -----------    ------------

Long-term portion of due to related parties       1,000,000         950,000
Long-term portion of mortgage obligations            82,837          82,837
Long-term portion of lease obligations            3,765,814            --
Other non-current liabilities                          --           100,000
                                                -----------    ------------
                                                  4,848,651       1,132,837
                                                -----------    ------------
TOTAL LIABILITIES                                 9,917,789       2,178,212
                                                -----------    ------------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
     Common stock - $.01 par value;
      authorized 40,000,000 shares;
      5,124,276 and 3,797,912 shares
      issued and outstanding                         51,243          37,979
     Additional paid-in capital                  83,832,987      83,210,751
     Currency translation adjustments                  --           (88,401)
     Accumulated deficit                        (81,626,919)    (81,784,721)
                                                -----------    ------------
TOTAL STOCKHOLDERS' EQUITY                        2,257,311       1,375,608
                                                -----------    ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $12,175,100    $  3,553,820
                                                ===========    ============

 See accompanying notes to interim consolidated condensed financial statements.

                THE NEW WORLD POWER CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                         FOR THE SIX MONTH PERIODS ENDED
                             JUNE 30, 2000 AND 1999
                                   (Unaudited)

                                                             2000           1999
                                                         -----------    -----------

OPERATING REVENUE                                        $   993,191    $   773,815
COST OF OPERATIONS                                           335,553        312,784
                                                         -----------    -----------
GROSS PROFIT                                                 657,638        461,031
     Project development expenses                               --           30,680
     Selling, general and administrative expenses            357,142        397,678
                                                         -----------    -----------
OPERATING INCOME                                             300,496         32,673
                                                         -----------    -----------
OTHER INCOME (EXPENSE):
     Interest expense                                       (184,990)       (66,120)
     Interest income                                            --            1,618
     Other                                                    52,298        113,339
                                                         -----------    -----------
TOTAL OTHER INCOME (EXPENSE)                                (132,692)        48,837
                                                         -----------    -----------
INCOME BEFORE TAXES                                          167,804         81,510
     Provision for income taxes                               10,000          2,500
                                                         -----------    -----------
NET INCOME                                               $   157,804    $    79,010
                                                         ===========    ===========
BASIC AND DILUTED EARNINGS PER SHARE:
     Net earnings from continuing operations available
       to common stockholders - Basic                    $      0.03    $      0.02
                                                         ===========    ===========
                              - Diluted                  $      0.03    $      0.02
                                                         ===========    ===========
AVERAGE NUMBER OF BASIC COMMON SHARES OUTSTANDING          4,880,220      3,797,912
                                                         ===========    ===========
AVERAGE NUMBER OF DILUTED COMMON SHARES OUTSTANDING        4,880,220      3,797,912
                                                         ===========    ===========


 See accompanying notes to interim consolidated condensed financial statements.

                THE NEW WORLD POWER CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                        FOR THE THREE MONTH PERIODS ENDED
                             JUNE 30, 2000 AND 1999
                                   (Unaudited)

                                                             2000           1999
                                                         -----------    -----------
OPERATING REVENUE                                        $   579,060    $   316,146
COST OF OPERATIONS                                           123,770        161,481
                                                         -----------    -----------
GROSS PROFIT                                                 455,290        154,665

     Project development expenses                               --            9,145
     Selling, general and administrative expenses            190,554        154,362
                                                         -----------    -----------
OPERATING INCOME (LOSS)                                      264,736         (8,842)
                                                         -----------    -----------
OTHER INCOME (EXPENSE):
     Interest expense                                       (147,101)       (34,368)
     Interest income                                            --              475
     Other                                                    47,674         84,922
                                                         -----------    -----------
TOTAL OTHER INCOME (EXPENSE)                                 (99,427)        51,029
                                                         -----------    -----------
INCOME BEFORE TAXES                                          165,309         42,187
     Provision for income taxes                               10,000          1,275
                                                         -----------    -----------

NET INCOME                                               $   155,309    $    40,912
                                                         ===========    ===========
BASIC AND DILUTED EARNINGS PER SHARE:
     Net earnings from continuing operations
       available to common stockholders
       - Basic                                           $      0.03    $      0.01
                                                         ===========    ===========
       - Diluted                                         $      0.03    $      0.01
                                                         ===========    ===========
AVERAGE NUMBER OF BASIC COMMON SHARES OUTSTANDING          4,780,220      3,797,912
                                                         ===========    ===========
AVERAGE NUMBER OF DILUTED COMMON SHARES OUTSTANDING        4,880,220      3,797,912
                                                         ===========    ===========

 See accompanying notes to interim consolidated condensed financial statements.

                THE NEW WORLD POWER CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                         FOR THE SIX MONTH PERIODS ENDED
                             JUNE 30, 2000 AND 1999
                                   (Unaudited)

                                                                                  2000              1999
                                                                              ----------         ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                                $ 157,804          $  79,010
     Adjustments to reconcile net earnings to net cash provided by operating activities:
        Depreciation and amortization                                            112,153            134,623
        Amortization of goodwill                                                   5,000              2,500
        Other, net                                                                88,401            140,241
        Amortization of deferred costs                                             3,227                (14)
        Change in assets and liabilities, net of effect of
          acquisitions/disposals:
           Decrease in accounts receivable                                        79,443            176,427
           (Increase) in other current assets                                    (54,264)            (1,185)
           Increase (decrease) in accounts payable and accrued liabilities       325,884           (129,264)
           (Decrease) in non-current liabilities                                (100,000)                 -
           Increase in deferred revenue                                          968,550                  -
                                                                               ---------          ---------
          Net cash flows provided by operating activities                      1,586,198            402,338
                                                                               ---------          ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Acquisition of Modular Power Systems, net                                  (541,729)              -
     Capital expenditures                                                     (1,221,967)           (27,017)
     Deferred project costs and other                                             (7,693)          (129,643)
                                                                               ---------          ---------
          Net cash flows (used in) investing activities                       (1,771,389)          (156,660)
                                                                                --------          ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Increase (decrease) in due to related parties                               714,000           (103,049)
     Payment of mortgage obligation                                                 --             (230,031)
     Payment of short term notes                                                (175,000)              -
     Payment of lease obligations                                               (688,077)              -
     Proceeds from issuance of common stock, net                                 322,000               -
     (Increase) decrease in restricted cash                                      (10,022)            20,333
                                                                               ---------          ---------
          Net cash flows provided by (used in) financing activities              162,901           (312,747)
                                                                               ---------          ---------
Net change in cash and cash equivalents                                          (22,290)           (67,069)
Cash and cash equivalents at beginning of period                                  39,070            170,543
                                                                               ---------          ---------
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD                                  $ 16,780          $ 103,474
                                                                               =========          =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
     Cash paid during the period for:
        Interest paid                                                           $154,047          $  52,120
        Income taxes paid                                                           --                1,618

     Non-cash transactions:
       During the six month period ended June 30, 2000, the Company issued
         690,000 shares of common stock valued at $313,500 for services rendered (see Note 7) and also as part of the purchase price of Modular (see
         Note 2).
       Capital lease obligations in the amount of $1,598,000 were incurred when the Company entered into leases for power generation equipment during the six month period ended June 30, 2000.
       See also note 5 for non-cash exchange of United Kingdom operations.

 See accompanying notes to interim consolidated condensed financial statements.

                THE NEW WORLD POWER CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                             JUNE 30, 2000 AND 1999
                                  (Unaudited)

NOTE 1 - BASIS OF PRESENTATION:

The New World Power Corporation ("the Company") was incorporated in the State of Delaware in 1989. The Company is an independent power producer that focuses on distributed power solutions, including renewable and modular generation facilities. The Company sells electrical energy to major utilities under long-term and mid-term contracts.

In the opinion of management, the accompanying unaudited interim consolidated condensed financial statements of The New World Power Corporation ("the Company") and its subsidiaries, contain all adjustments of a recurring nature considered necessary for a fair presentation of the Company's financial position as of June 30, 2000 and the results of operations and cash flows for the six and three month periods ended June 30, 2000.

The consolidated condensed balance sheet presented as of December 31, 1999 has been derived from the consolidated financial statements that have been audited by the Company's independent public accountants. The consolidated financial statements and notes are condensed as permitted by Form 10-QSB and do not contain certain information included in the annual financial statements and notes of the Company. The consolidated condensed financial statements and notes included herein should be read in conjunction with the financial statements and notes included in the Company's Annual Report on Form 10-KSB.

The results of operations for the six and three month periods, ended June 30, 2000 are not necessarily indicative of the results to be expected for a full year.

NOTE 2 - SIGNIFICANT BUSINESS CHANGES:

On March 9, 2000, the Company completed the acquisition of Modular Power Systems LLC ("Modular"). Modular owns three diesel-fired peaking facilities under construction in Alma, Chelsea and Coldwater, Michigan. Modular facilities contain diesel-fueled generating equipment and related power equipment. The power generated at each of the facilities will be sold to Consumers Power Company ("Consumers") pursuant to mid-term power purchase agreements commencing June 2000. The purchase price of the acquisition was $1.8 million and 450,000 shares of common stock of the Company along with the assumption of debt of approximately $4.5 million. The common stock was valued at $0.55 per share, which was the approximate market value at the date of the acquisition. The former owners also hold a note receivable with a principal balance of $350,000. The note bears interest at 5% per annum and matures March 1, 2001. Under the terms of the agreement, the former owners will continue to work with the Company to secure additional power facilities for a minimum of two years. This acquisition was recorded under the purchase method of accounting. Since Modular was an entity with generation facilities under development, proforma information for the consolidated statement of operations is not available.

                THE NEW WORLD POWER CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                             JUNE 30, 2000 AND 1999
                                  (Unaudited)

NOTE 2 - SIGNIFICANT BUSINESS CHANGES (Continued):

As part of the acquisition, the Company assumed two capital leases for equipment. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair market value of the assets.

Minimum annual future lease payments under capital leases as of June 30, 2000 and for each of the next five years and in the aggregate are:

                Year Ended June 30,                      Amount
                -------------------                      ------
                      2001                             $1,453,869
                      2002                              1,158,597
                      2003                              1,875,885
                      2004                                630,282
                      2005                              1,066,683
                                                       ----------
           Total minimum lease payments                 6,185,316
           Amount representing interest                 1,318,315
                                                       ----------
           Present value of minimum lease
             payments                                  $4,867,001
                                                       ==========

The interest rates on the Company's capital leases at June 30, 2000 range from 8% to 10.75%.

NOTE 3 - PLANT, PROPERTY AND EQUIPMENT:

Property, plant and equipment consists of the following as of June 30, 2000 (000's omitted):
                                                                   Useful Life
                                                                     (Years)
                                                                    ---------
      Power generation facilities and equipment:
              Hydroelectric                               $ 4,341       40
              Modular generation facilities                 4,523       20

      Modular generation facilities under development       4,798        *
                                                          -------
              Total                                        13,662
      Less accumulated depreciation and amortization        2,193
                                                          -------
                                                          $11,469
                                                          =======

*When put into service these facilities will be depreciated over an estimated useful life of 20 years.

                THE NEW WORLD POWER CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                             JUNE 30, 2000 AND 1999
                                  (Unaudited)

NOTE 4 - NOTE PAYABLE-BANK:

During the period ended March 31, 2000, the Company had an unsecured working capital line of credit with a Bank which matured on May 31, 2000. Maximum borrowings under this line were $375,000 and the interest rate was 9% per annum. The note payable was fully repaid in early May 2000.


NOTE 5 - DUE TO RELATED PARTIES:

Amounts due to related parties consists of the following at June 30, 2000 (000's omitted):

    (a) Convertible Subordinated Notes              $     -
    (b) Synex International                           1,000
    (c) Strategic Electric Power Fund, LLC              664
    (d) Robert Evans/Tom Waters (see Note 2)            350
                                                    -------
                  Total                               2,014
                  Less current portion                1,014
                                                    -------
    Long-term portion                               $ 1,000
                                                    =======

  CONVERTIBLE SUBORDINATED NOTES (A)

  The Company defaulted on its 8% Convertible Subordinated Notes in July 1997. The default resulted in a significant restructuring of the indebtedness and the Company agreed to amortize an additional $850,000 under a three year note beginning in January 1998 and continuing through December 2000. The monthly payment is $26,636 including principal and interest. The interest rate on the notes is fixed at 8% per annum. The notes are collateralized by a second mortgage position on Wolverine, a Subsidiary. The balance of the indebtedness at the restructure date of approximately $1,346,000 was eliminated as debt and converted by the holders of the Notes into New World common stock at a conversion price of $1.50 per share when the market price of the Company's common shares trading in the pink sheets was approximately $0.25 per share. Accordingly, the Company issued approximately 897,400 shares of common stock to the holders of the Notes. In June 2000, the Company entered into a Definitive Agreement with its Convertible Subordinated Noteholders. The Definitive Agreement provided for the Company to exchange its United Kingdom operations for cash and all of the outstanding Convertible Subordinated Notes ($510,381 at the date of exchange) and accrued interest thereon ($51,995 at the date of exchange). The Company recorded an approximate $2,000 gain on the exchange.

                THE NEW WORLD POWER CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                             JUNE 30, 2000 AND 1999
                                  (Unaudited)

NOTE 5 - DUE TO RELATED PARTIES (Continued):

  SYNEX (B)

  In July 1998, the Company obtained a convertible debt investment from Synex Energy Resources Ltd., the power project development subsidiary of Vancouver-based Synex (TSE:SXI). Synex agreed to provide up to $1,000,000 to the Company in the form of a convertible debenture, which matures on June 30, 2001. The convertible debenture requires interest only payments monthly until maturity. The convertible debenture provides for the conversion into the Company's common stock at $1.00 per share and its interest rate is 10.3% per annum. In addition, the investment provided Synex with warrants to purchase up to 500,000 shares of the Company's Common Stock at $1.25 per share, that expired on June 30, 2000. Vesting in the warrants only occurs after the entire $1.0 million has been funded by Synex. The convertible debenture is secured by a first mortgage position on Wolverine. The investment also provides for a strategic alliance with Synex and a Participation Agreement for a minimum term of 18 months, which would enable the Company to procure resources for project assessment at rates detailed in the agreement. As part of the agreement, Synex purchased 100,000 shares of common stock from the Company for $25,000 and, accordingly, their debt is classified as Due to Related Parties.

  STRATEGIC ELECTRIC POWER FUND, LLC (C)

  In connection with the acquisition of Modular in March 2000, the Company issued a bridge note in the amount of $700,000 (the "Strategic Bridge Note") to the Strategic Electric Power Fund, LLC ("Strategic"). The Strategic Bridge Note, which matures on December 31, 2000, bears interest at 8% per annum and is payable in cash or in stock. Interest payments are due semi-annually in arrears on June 30 and December 31. The notes are convertible into shares of common stock of the Company at the option of the noteholders. The conversion price of the notes shall be at $.68 per share. The Company repaid $35,780 of the note as of June 30, 2000.


NOTE 6 - DEFERRED REVENUE:

In March and May of 2000, the Company received two payments from Consumers (see
Note 2) in accordance with the provisions of the Call Option Agreement between the parties. The payment represents revenues to the Company for having installed capacity available from June 1 to September 30, 2000. Accordingly, the Company recorded the payment as deferred revenue and will recognize it as energy revenues in the periods earned. The Company recognized $322,850 in revenues under the call options for the period ended June 30, 2000 and expects to recognize the remainder of the revenues in the third quarter.

                THE NEW WORLD POWER CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                             JUNE 30, 2000 AND 1999
                                  (Unaudited)

NOTE 7 - STOCKHOLDERS' EQUITY TRANSACTIONS:

In January 2000, the Company issued 120,000 shares of common stock valued at $30,000 to the Company's directors for services rendered. Also in January 2000, the Company issued 120,000 of common stock valued at $36,000 to the terminated CEO as part of his severance package. In March the Company issued 450,000 shares of common stock valued at $247,500 as part of the purchase price of MPS (see
Note 2).


NOTE 8 - COMMITMENTS AND CONTINGENCIES:

(A)     EMPLOYMENT AGREEMENT

        Effective March 1, 2000, the Company entered into an employment agreement with Frederic A. Mayer, its President. Mr. Mayer's employment agreement is for three years with an automatic renewal for three additional years unless terminated by mutual consent. Under the agreement, Mr. Mayer shall receive $132,000 in salary per annum with annual increases of $12,000 per annum, 120,000 stock options exercisable at $0.65 (vesting over three years) and an annual bonus at the discretion of the Board of Directors. If the employment agreement is terminated without cause, Mr. Mayer shall receive a termination payment equal to one year's salary at the rate per annum at the termination date.

(B)     OFFICE LEASE

        Effective February 15, 2000, the Company entered into a lease agreement for office space located in Aston, PA. The lease currently expires on August 14, 2000 with monthly payments of $800.


NOTE 9 - SUBSEQUENT EVENT:

        Equipment Purchase/Financing

        The Company, through its Modular subsidiary, entered into a purchase agreement to acquire five units of power generation equipment and related switchgear from a Caterpillar dealer at a cost of $1,598,000. The Company took delivery of the units during May 2000 and obtained financing through Caterpillar Financial Services Corporation in July 2000. Accordingly, the Company reclassified the accounts payable at June 30, 2000 as a capital lease and included the lease in the capital lease information included in Note 2.

No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Representative. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

TABLE OF CONTENTS
                                                              Page
Available Information.........................................   2
Cautionary Statement..........................................   2
Prospectus Summary............................................   3
Summary Financial Information...............................     3
Managements's Discussion and Plan of Operations.                 5
Risk Factors..................................................   8
Market for the Common Stock and Related Matters...............  10
Dividend Policy...............................................  10
Use of Proceeds...............................................  11
Selling Stockholders..........................................  11
Plan of Distribution..........................................  12
Business of the Company.......................................  13
Management....................................................  20
Executive Compensation........................................  21
Security Ownership of Certain
         Beneficial Owners and Management.....................  24
Certain Relationships and Related Transactions................  25
Description of Securities.....................................  26
Legal Matters.................................................  27
Experts.......................................................  27
Statement of Indemnification..................................  27
Index to December 31, 1999 Financial Statements .............. F-1
Index to June 30, 2000 Financial Statements...................F-22

===============================================================================

                         THE NEW WORLD POWER CORPORATION

                                   PROSPECTUS

                                1,671,764 SHARES

                                SEPTEMBER , 2000

===============================================================================

                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

         Article Six of the Company's Certificate of Incorporation provides for indemnification of the Company's officers and directors to the fullest extent permitted under the General Corporation Law of the State of Delaware ("DGCL").

         SECTION 145 of the DGCL, as amended, applies to the Company and the relevant portion of the DGCL provides as follows:

145.    Indemnification of Officers, Directors, Employees and Agents; Insurance.

         (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and
         (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

         (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

         (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

         (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

         (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

         (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officer and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

         (i) For purpose of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

         (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

         The Company maintains insurance for the benefit of its directors and officers and the directors and officers of its subsidiaries, insuring such persons against certain liabilities, including liabilities arising under the securities laws.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. Furthermore, the Company has given certain undertakings with respect to indemnification in connection with this Registration Statement.

Item 25.          Other Expenses of Issuance and Distribution.

              Securities and Exchange Commission filing fee       $110.75
              National Association of Securities
                Dealers, Inc. filing fee                          $541.00
              Transfer Agent's fees                               $     *
              Legal fees and expenses                             $     *
              Accounting fees and expenses                        $     *
              Miscellaneous                                       $     *
                                                                  -------
              Total                                               $     *

*  To be provided by amendment.

         All amounts estimated except for Securities and Exchange Commission and National Association of Securities Dealers, Inc. filing fee.

         As required by agreements between the Company and the Selling Stockholders, all of these expenses of issuance and distribution will be paid by the Company.

Item 26. Recent Sales of Unregistered Securities.

         In July 1998, the Company issued 100,000 shares of Common Stock to Synex Energy Resources, Ltd. at $.25 per share in connection with the extension of a credit facility to the Company by Synex Energy Resources, Ltd. This transaction was exempt from the registration provisions of the Securities Act of 1933, as amended, by reason of section 4(2) thereof as a transaction by an issuer no involving any public offering.

         In January 1999, an aggregate of 95,400 shares of Common Stock were issued to four persons in consideration of their having served as directors of the Company. The shares were valued at $.06 per share.

This transaction was exempt from the registration provisions of the Securities Act of 1933, as amended, by reason of section 4(2) thereof as a transaction by an issuer no involving any public offering.

         In January 1999, 150,000 shares of Common Stock and 75,000 Common Stock purchase warrants were issued to Dwight Kuhns, a former officer of the Company, in connection with the settlement of litigation. The shares issued to Mr. Kuhns were valued at $.10 per share. This transaction was exempt from the registration provisions of the Securities Act of 1933, as amended, by reason of section 4(2) thereof as a transaction by an issuer no involving any public offering.

         In January 2000, 120,000 shares were issued upon the exercise of an option by a former officer. The exercise price of the option was $.30 per share. This transaction was exempt from the registration provisions of the Securities Act of 1933, as amended, by reason of section 4(2) thereof as a transaction by an issuer no involving any public offering.

         In January 2000, an aggregate of 200,000 shares were issued to directors for their having served as such. These shares were valued at $.25 per share. This transaction was exempt from the registration provisions of the Securities Act of 1933, as amended, by reason of section 4(2) thereof as a transaction by an issuer no involving any public offering.

         In February 2000, 636,364 shares were issued to an investor for $.54 per share in a privately negotiated transaction. This transaction was exempt from the registration provisions of the Securities Act of 1933, as amended, by reason of section 4(2) thereof as a transaction by an issuer no involving any public offering.

         In March 2000, 450,000 were issued as a part of an acquisition transaction. The shares were valued at $.54 per share. This transaction was exempt from the registration provisions of the Securities Act of 1933, as amended, by reason of section 4(2) thereof as a transaction by an issuer no involving any public offering.

         In March 2000, 120,000 options with an exercise price of $.65 were granted to the Company's president in connection with his execution of an employment agreement. This transaction was exempt from the registration provisions of the Securities Act of 1933, as amended, by reason of section 4(2) thereof as a transaction by an issuer no involving any public offering.

Item 27.         Exhibits.

EXHIBIT
NUMBER                                  DESCRIPTION
2.1 Agreement and Plan of Merger by and among Arcadian Power Corporation, an Utah corporation, The New World Power Corporation and Arcadian Power Corporation, a Delaware corporation, dated as of January 13, 1994. (Incorporated herein by reference to Exhibit 2.01 to the Company's Form 10-K for the year ended September 30, 1993 (the "1993 10- K")).

2.2 Purchase Agreement, dated as of July 29, 1994, by and between The New World Power Corporation and Westinghouse Electric Corporation (Incorporated herein by reference to Exhibit 2.1 to Form 8-K dated August 30, 1994 (the "August 30, 1994 8-K")).

2.3 Exchange Agreement and Consent, dated as of July 29, 1994, by and between The New World Power Corporation and Photocomm, Inc. (Incorporated herein by reference to Exhibit 2.2 to the August 30, 1994 8-K).

2.4 Stock Purchase Agreement, dated as of June 27, 1994, by and among The New World Power Corporation and Solartec S.A., Jose Emilo Salgado, Nilda Raquel Filoso de Salgado, Fernando J. Salgado and Juan Esteban Zellner (Incorporated herein by reference to Exhibit 2.1 to the August 30, 1994 8-K).

2.5 Amendment to Stock Purchase Agreement, dated as of July 1, 1994 (Incorporated herein by reference to Exhibit 2.2 to the dated August 30, 1994 8-K).

2.6 Share Purchase Agreement, dated as of June 9, 1994, by and among Nordtank af 1987 A/S, The New World Power Company Limited and The New World Power Corporation. (Incorporated herein by reference to Exhibit 2.04(a) to the Company's Form 10-K for the year ended December 31, 1994 (the "1994 10-K")).

2.7 Deed of Variation, dated as of November 3, 1994, by and among Nordtank af 1987 A/S, The New World Power Company Limited and The New World Power Corporation. (Incorporated herein by reference to Exhibit 2.04(b) to the 1994 10-K).

3.1 Third Amended and Restated Certificate of Incorporation of The New World Power Corporation. (Incorporated herein by reference to Exhibit
         3.01 to the Company's Form 10-Q for the quarter ended June 30, 1995 (the "June 30, 1995 10-Q")).

3.2 Amended and Restated By-laws of The New World Power Corporation. (Incorporated by reference herein to the 1994 10-K.)

4.1 Specimen certificate for Common Stock of the Company. (Incorporated herein by reference to Exhibit No. 4.01 to the Company's Form S-1, Registration Statement No. 33-49576 ("Form S-1")).

4.2 Preferred Stock and Warrant Purchase Agreement by and among The New World Power Corporation, Wolverine Power Corporation and Sundial International Fund Limited dated as of December 31, 1992. (Incorporated herein by reference to Exhibit 4.01 to the Company's Form 10-Q for the quarter ended March 31, 1993 (the "March 31, 1993 10-Q")).

4.3 Form of Wolverine Power Corporation Fourteen Year Variable Rate Subordinated Debenture Due 2000 and Schedule of Debenture Holders. (Incorporated herein by reference to Exhibit No. 19.1 to the Company's Form 10-Q for the quarter ended June 30, 1989 (the "June 30, 1989 10-Q").

4.4 Facility Agreement by and between The New World Power Company (Dyffryn Brodyn) Limited and Hambros Bank Limited, et. al., dated October 14, 1994. (Incorporated herein by reference to Exhibit 4.04(a) to the 1994 10-K).

4.5 Debenture granted by The New World Power Company (Dyffryn Brodyn) Limited to Hambros Bank Limited, dated October 14, 1994. (Incorporated herein by reference to Exhibit 4.04(b) to the 1994 10-K).

4.6 Security Coordination Agreement by and among The New World Power Company (Dyffryn Brodyn) Limited, The New World Power Company (Caton
         Moor) Limited, The New World Power Company (Four Burrows) Limited, The New World Power Company Limited and Hambros Bank Limited, et. al., dated October 14, 1994. (Incorporated herein by reference to Exhibit 4.04(c) to the 1994 10-K).

4.7 Mortgage of Shares by and between The New World Power Company Limited and Hambros Bank Limited, dated October 14, 1994. (Incorporated herein by reference to Exhibit 4.04(d) to the 1994 10-K).

4.8 Inter-Creditor Deed by and among The New World Power Company (Dyffryn Brodyn) Limited, The New World Power Corporation, The New World Power Company Limited and Hambros Bank Limited, et. al., dated October 14, 1994. (Incorporated herein by reference to Exhibit 4.04(d) to the 1994 10-K).

4.9 Cross Guarantee and Debenture by and among The New World Power Company (Dyffryn Brodyn) Limited, The New World Power Company (Caton Moor) Limited, The New World Power Company (Four Burrows) Limited and Hambros Bank Limited, dated October 14, 1994. (Incorporated herein by reference to Exhibit 4.04(f) to the 1994 10-K).

4.10 Shortfall Undertaking by and between The New World Power Corporation and The New World Power Company (Dyffryn Brodyn) Limited, dated October 14, 1994. (Incorporated herein by reference to Exhibit 4.04(g) to the 1994 10-K).

4.11 Acknowledgment of Notice of Assignment re: Shortfall Undertaking by The New World Power Corporation, dated October 14, 1994. (Incorporated herein by reference to Exhibit 4.04(h) to the 1994 10-K).

4.12 Additional Funding Agreement by and between The New World Power Corporation and The New World Power Company (Dyffryn Brodyn) Limited, dated October 14, 1994. (Incorporated herein by reference to Exhibit 4.04(i) to the 1994 10-K).

4.13 Acknowledgment of Notice of Assignment re: Additional Funding Agreement by The New World Power Corporation, dated October 14, 1994. (Incorporated herein by reference to Exhibit 4.04(j) to the 1994 10-K).

4.14     Facility Agreement by and between The New World Power Company (Caton
         Moor) Limited and Hambros Bank Limited, et. al., dated November 11, 1994. (Incorporated herein by reference to Exhibit 4.05(a) to the 1994 10-K).

4.15 Debenture granted by The New World Power Company (Caton Moor) Limited to Hambros Bank Limited, dated November 11, 1994. (Incorporated herein by reference to Exhibit 4.05(b) to the 1994 10-K).

4.16 Mortgage of Shares by and between The New World Power Company Limited and Hambros Bank Limited, dated November 11, 1994. (Incorporated herein by reference to Exhibit 4.05(C) to the 1994 10-K).

4.17     Inter-Creditor Deed by and among The New World Power Company (Caton
         Moor) Limited, The New World Power Corporation, The New World Power Company Limited and Hambros Bank Limited, et. al., dated November 11, 1994. (Incorporated herein by reference to Exhibit 4.05(d) to the 1994 10-K).

4.18 Cross Guarantee and Debenture by and among The New World Power Company (Caton Moor) Limited, The New World Power Company (Dyffryn Brodyn) Limited, The New World Power Company (Four Burrows) Limited and Hambros Bank Limited, dated November 11, 1994. (Incorporated herein by reference to Exhibit 4.05(e) to the 1994 10-K).

4.19 Additional Funding Agreement by and between The New World Power Corporation and The New World Power Company (Caton Moor) Limited, dated November 11, 1994. (Incorporated herein by reference to Exhibit 4.05(f) to the 1994 10-K).

4.20 Acknowledgment of Notice of Assignment re: Additional Funding Agreement by The New World Power Corporation, dated November 11, 1994. (Incorporated herein by reference to Exhibit 4.05(g) to the 1994 10-K).

4.21 Facility Agreement by and between The New World Power Company (Four Burrows) Limited and Hambros Bank Limited, et. al., dated March 21, 1995. (Incorporated herein by to Exhibit 4.06(a) reference to the 1994 10-K).

4.22 Debenture granted by The New World Power Company (Four Burrows) Limited and Hambros Bank Limited, dated March 17, 1995. (Incorporated herein by reference to Exhibit 4.06(b) to the 1994 10-K).

4.23 Side Letter, dated March 17, 1995, to Security Coordination Agreement by and among The New World Power Company (Dyffryn Brodyn) Limited, The New World Power Company (Caton Moor) Limited, The New World Power Company (Four Burrows) Limited, The New World Power Company Limited and Hambros Bank Limited, et. al., dated October 14, 1994. (Incorporated herein by Reference to Exhibit 4.06(C) to the 1994 10-K).

4.24 Mortgage of Shares by and between The New World Power Company Limited and Hambros Bank Limited, dated March 17, 1995. (Incorporated herein by reference to Exhibit 4.06(d) to the 1994 10-K).

4.25 Inter-Creditor Deed by and among The New World Power Company (Four Burrows) Limited, The New World Power Corporation, The New World Power Company Limited and Hambros Bank Limited, et. al., dated March 17, 1995. (Incorporated herein by reference to Exhibit 4.06(e) to the 1994 10-K).

4.26 Cross Guarantee and Debenture by and among The New World Power Company (Four Burrows) Limited, The New World Power Company (Dyffryn Brodyn) Limited, The New World Power Company (Caton Moor) Limited and Hambros Bank Limited, dated March 17, 1995. (Incorporated herein by reference to Exhibit 4.06(f) to the 1994 10-K).

4.27 Additional Funding Agreement by and between The New World Power Corporation and The New World Power Company (Four Burrows) Limited, dated March 17, 1995. (Incorporated herein by reference to Exhibit 4.06(g) to the 1994 10-K).

4.28 Acknowledgment of Notice of Assignment re: Additional Funding Agreement by The New World Power Corporation, dated March 17, 1995. (Incorporated herein by reference to Exhibit 4.06(h) to the 1994 10-K).


5.01     Opinion of Frank J. Hariton*


10.1 Management Agreement between Fayette Energy Corporation and East Rock Partners, Inc. dated December 1, 1989. (Incorporated herein by reference to Exhibit No. 10.05(b) to the Company's
         Form 10-K for the year ended September 30, 1991 (the "1991 10-K")).

10.2 Management Agreement between Wolverine Hydroelectric Corporation and East Rock Partners, Inc. dated December 1, 1989. (Incorporated herein by reference to Exhibit No. 10.05(d) to the 1991 Form 10-K).

10.3 The New World Power Corporation's 1989 Stock Incentive Plan. (Incorporated herein by reference to Exhibit No. 10.09 to the Company's Form 10-K for the year ended September 30, 1990 (the "1990 10-K")).

10.4 The New World Power Corporation's 1993 Stock Incentive Plan. (Incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended June 30, 1993 (the "June 30, 1993 10-Q")).

10.5 Lease between White Hollow Farms, Inc. and The New World Power Corporation, dated as of December 1, 1992. (Incorporated herein by reference to Exhibit 10.33 to the 1993 10-K).

10.6 Stock Purchase Agreement among The New World Power Corporation, Photocomm, Inc., Westinghouse Electric Corporation, Programmed Land, Inc. and Robert R. Kauffman dated as of October 15, 1993. (Incorporated herein by reference Exhibit A to the Company's Form 8-K dated November 23, 1993 (the "November 12, 1993 8-K")).

10.7 Placement Agent Agreement by and between The New World Power Corporation and Oakes, Fitzwilliams & Co. Limited, dated November 8, 1993. (Incorporated herein by reference to Exhibit 10.35(a) to the 1993 10-K).

10.8 Warrant issued to Oakes, Fitzwilliams & Co. Limited. (Incorporated herein by reference to Exhibit 10.35(b) to the 1993 10-K).

10.9 Form of Purchase Agreement by and between The New World Power Corporation and Purchaser. (Incorporated herein by reference to Exhibit 10.35(C) to the 1993 10-K).

10.10 Form of Warrant issued to Purchaser. (Incorporated herein by reference to Exhibit 10.35(d)) to the 1993 10-K).

10.11 Schedule of Purchasers. (Incorporated herein by reference to Exhibit 10.35(e) to the 1993 10-K).

10.12 Form of Management Shareholders' Agreement by and among The New World Power Corporation; John D. Kuhns; Dwight C. Kuhns; Robert W. MacDonald; Lucien Ruby; Herbert L. Oakes, Jr.; Michael H. Best; Nazir Memon; Gerald R. Cummins and any other person who agrees to be bound by the terms of the Agreement, dated as of November 12, 1993. (Incorporated herein by Reference to Exhibit 10.38 to the 1993 10-K).

10.13 Placement Agent Agreement by and between The New World Power Corporation and Oakes, Fitzwilliams & Co., Limited, dated February 28, 1994. (Incorporated herein by reference to Exhibit 10.01(a) to the Company's Form 10-Q for the quarter ended March 31, 1994 (the "March 31, 1994 10-Q")).

10.14 Warrant issued to Oakes, Fitzwilliams & Co., Limited. (Incorporated herein by reference to Exhibit 10.01(b) to the March 31, 1994 10-Q).

10.15 Form of Purchase Agreement by and between The New World Power Corporation and Purchaser. (Incorporated herein by reference to Exhibit 10.01(C) to the March 31, 1994 10-Q).

10.16 Form of Warrant issued to Purchaser. (Incorporated herein by reference to Exhibit 10.01(d) to the March 31, 1994 10-Q).

10.17 Schedule of Purchasers. (Incorporated herein by reference to Exhibit 10.01(e) to the March 31, 1994 10-Q).

10.18 Business Alliance Agreement between The New World Power Corporation and Westinghouse Electric Corporation dated as of June 15, 1994. (Incorporated herein by reference to Exhibit 10.01 to the Company's Form 10-Q for the quarter ended June 30, 1994 (the "June 30, 1994 10-Q")).

10.19 Placement Agent Agreement by and between The New World Power Corporation and Oakes, Fitzwilliams & Co. Limited, dated August 22, 1994. (Incorporated herein by reference to Exhibit 10.01(a) to the Company's Form 10-Q for the quarter ended September 30, 1994 (the "September 30, 1994 10-Q")).

10.20 Amendment to Placement Agent Agreement dated August 30, 1994. (Incorporated herein by reference to Exhibit 10.01(b) to the September 30, 1994 10-Q).

10.21 Warrant issued to Oakes, Fitzwilliams & Co., Limited. (Incorporated herein by reference to Exhibit 10.01(c) to the September 30, 1994 10-Q).

10.22 Form of Purchase Agreement by and between The New World Power Corporation and Purchaser. (Incorporated herein by reference to Exhibit 10.01(d) to the September 30, 1994 10-Q). 10.23 Form of Warrant issued to Purchaser. (Incorporated herein by reference to Exhibit 10.01(e) to the September 30, 1994 10-Q).

10.24 Schedule of Purchasers. (Incorporated herein by reference to Exhibit 10.01(f) to the September 30, 1994 10-Q).

10.25 Option Agreement by and between The New World Power Corporation and Robert R. Kauffman, dated as of October 7, 1994. (3) 10.26 0% Exchangeable Senior Secured Guaranteed Note due 29 December 1995 in the original principal amount of Two Million Two Hundred Thousand and No/100 U.S. Dollars issued by The New World Power Company Limited. (3)
         10.27 Option Agreement by and among The New World Power Company Limited, Sundial International Fund Limited and Oakes, Fitzwilliams & Co., Limited, dated December 30, 1994. (3) 10.28 Guaranty Agreement by The New World Power Corporation in favor of Sundial International Fund Limited, dated December 30, 1994. (3)

10.29 Stock Pledge Agreement by and among The New World Power Corporation, Sundial International Fund Limited and Gilmartin, Poster & Shafto, dated December 30, 1994. (3)

10.30 Exchange Agreement by and between The New World Power Corporation and Sundial International Fund Limited, dated December 30, 1994. (3)

10.31    Warrant issued to Sundial International Fund Limited. (3)

10.32 Placement Agent Agreement by and between The New World Power Corporation and Oakes, Fitzwilliams & Co. S.A., dated February 10, 1995. (3)

10.33    Warrant issued to Oakes, Fitzwilliams & Co. S.A. (3)

10.34 Form of Purchase Agreement by and between The New World Power Corporation and Purchaser, dated February 10, 1995. (3)

10.35 Form of Amendment to Purchase Agreement by and between The New World Power Corporation and Purchaser, dated February 10, 1995. (3)

10.36    Form of Warrant issued to Purchaser. (3)

10.37    Schedule of Purchasers. (3)

10.38 Subscription Agreement by and between The New World Power Corporation and Oakes, Fitzwilliams & Co. S.A., dated February 10, 1995. (3)

10.39    Warrant issued to Oakes, Fitzwilliams & Co. S.A. (3)

10.4 Employment Agreement, dated as of August 1, 1995, by and between the Company and John D. Kuhns. (3)

10.41 Amendment No. 1 to Employment Agreement, dated as of March 1, 1996, by and between the Company and John D. Kuhns. (3)

10.42 Amendment No. 2 to Employment Agreement, dated as of March 31, 1996, by and between the Company and John D. Kuhns. (3)

10.43 Amendment Agreement, dated August 3, 1995, between China Chang Jiang Energy (Group) and the Company. (3)

10.44 Share Transfer Agreement between China Chang Jiang Energy Corporation (Group) and the Company for the Fujian Chang Ping Hydro Power Company. (3)

10.45 Consulting Agreement, dated as of February 7, 1996, between The Company and Glass & Associates, Inc. (3)

10.46 Agreement Engaging the Services of Glass & Associates, Inc. As Interim Manager, dated April 18, 1996, between the Company and Glass & Associates, Inc. (3)

10.47 Financial Advisory Services Agreement, dated June 11, 1996, between the Company and Oakes Fitzwilliams & Co. (3)

10.48    Management Services Agreement with Dominion Bridge, dated August 5,
         1996 (3)

10.49 Restructured loan agreements with the Holders of the Convertible Subordinated Debentures, dated December 1997 (4)

10.50 Convertible Loan Agmt with Synex Energy Resources, Ltd. dated June 30, 1998. (4)

10.51    Settlement Agreement with Condor/Dwight Kuhns, dated
         January 1, 1999. (4)

10.52    Employment Agreements with Vitold Jordan and Fred Mayer, dated May
         1998. (4)

10.53 Equity Investment and Strategic Advisory Agreement with the Strategic Electric Power Fund LLC and Kuhns Brothers dated February 9, 2000. (5)

10.54    Termination Agreement with Vitold Jordan dated January 31, 2000. (5)

10.55 Acquisition Agreement for Modular Power Systems, LLC dated as of March 9, 2000. (5)

10.56    Employment Agreement with Fred Mayer, dated March 1, 2000. (5)

22.1     Subsidiaries of the registrant. (3)

23.1     Consent of Lazar, Levine & Felix, LLP*

23.2     Consent of Frank J. Hariton (to be included in Exhibit 5.01)

24.1     Power of Attorney - included in Part II

----------------
3)  Incorporation by reference herein to the like numbered Exhibit to the 1995
    10-K
4)  Incorporation by reference herein to the 1998 10-KSB
5)  Incorporated by reference to the like numbered exhibit to the 1999 10-KSB.
*   Filed herewith.
**  To be filed by amendment.

Item 29. Undertakings.

A.       Rule 415 Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement or the most recent post-effective amendment thereof which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.       INDEMNIFICATION UNDERTAKINGS.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this amended registration statement to be signed on its behalf by the undersigned in the City of Aston, State of Pennsylvania on September 1, 2000.


                                            THE NEW WORLD POWER CORPORATION

                                            By:  /s/ Frederic A. Mayer
                                                 ----------------------------
                                                 Frederic A. Mayer, President

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:


/s/ Fred A. Mayer           Director                          September 5, 2000
--------------------
    John D. Kuhns by
    Fred A. Mayer,
    Attorney in fact

/s/ Fred A. Mayer           Director and President            September 5, 2000
---------------------       (Principal Executive, Accounting
    Fred A. Mayer,          and Financial Officer)
    Attorney in fact

                            Director                          September    2000
---------------------
Herbert L. Oakes


/s/ Fred A. Mayer           Director                          September 5, 2000
---------------------
    Alan Stephens by
    Fred A. Mayer,
    Attorney in fact

/s/ Fred A. Mayer           Director                          September 5, 2000
---------------------
    Gregory Sunell by
    Fred A. Mayer,
    Attorney in fact